                                            As filed pursuant to Rule 424(b)(2)
                                            under the Securities Act of 1933
                                            Registration No. 333-44141


PROSPECTUS SUPPLEMENT
(To Prospectus dated January 21, 1998)
                                1,303,965 SHARES                     [LOGO]
                               ARDEN REALTY, INC.
                                  COMMON STOCK
                          ---------------------------

     Arden Realty, Inc., a Maryland corporation (the "Company"), is a self-administered and self-managed real estate investment trust ("REIT") engaged in owning, acquiring, managing, leasing and renovating commercial properties in Southern California. As of January 31, 1998, the Company owned a portfolio of 77 office properties (the "Properties") containing approximately 11.2 million rentable square feet. All of the Properties are located in Southern California. In addition, the Company has entered into a contract to acquire a portfolio of 50 primarily office and R&D/industrial properties located in Southern California (the "LBA Portfolio"), aggregating approximately 5.2 million rentable square feet, for a purchase price of approximately $614.5 million. In connection with the acquisition of the LBA Portfolio (the "LBA Acquisition"), the Company will also issue warrants to purchase 2.5 million shares of the Company's common stock, at a price of $29.59 per share, subject to adjustment. Upon completion of the LBA Acquisition, the Company will be the largest publicly traded owner of office space in Southern California, as measured by total net rentable square feet owned.

     All of the shares of the Company's common stock (the "Common Stock") offered hereby are being sold by the Company. To assist the Company in complying with certain qualification requirements applicable to REITs, the Company's charter provides that no stockholder may actually or constructively own more than 9.0% of the outstanding Common Stock, subject to certain specified exceptions. See "Description of Capital Stock -- Restrictions on Transfer" in the accompanying Prospectus.

     The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ARI." On February 18, 1998, the last reported sales price of the Common Stock on the NYSE was $28 3/8 per share.
                          ---------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                          ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND  EXCHANGE  COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE
        COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
           PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     A.G. Edwards & Sons, Inc. (the "Underwriter") has agreed, subject to the terms and conditions of an Underwriting Agreement, to purchase the Common Stock from the Company at a price of $26.960 per share, resulting in aggregate proceeds to the Company of $35,154,896.40 before payment of expenses by the Company estimated at $100,000. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust at an aggregate purchase price of $35,524,961.67. See "Underwriting."
                          ---------------------------

     The shares of Common Stock offered hereby are being offered by the Underwriter, subject to prior sale when, as and if issued by the Company and delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about February 23, 1998.
                          ---------------------------

                           A.G. Edwards & Sons, Inc.

          The date of this Prospectus Supplement is February 18, 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and in the accompanying Prospectus or incorporated therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes that
(i) the offering price for the Common Stock offered hereby is $28 3/8, (ii) the sellers of the LBA Portfolio (defined below) do not elect to receive a portion of their consideration in OP Units (defined below) and (iii) none of the limited partnership interests ("OP Units") of Arden Realty Limited Partnership, a Maryland limited partnership (the "Operating Partnership"), redeemable for cash or, at the election of the Company, exchangeable for Common Stock have been so redeemed or exchanged. Although the Company and the Operating Partnership are separate entities, for ease of reference and unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" refer to the Company, the Operating Partnership and their subsidiaries, collectively. All references in this Prospectus Supplement to "Namiz" refer to NAMIZ, Inc., a California corporation formerly known as Arden Realty Group, Inc. and the Company's immediate predecessor. All references in this Prospectus Supplement to the activities of the Company prior to October 9, 1996 refer to the activities of the "Arden Predecessors" which include Namiz and certain of its affiliated entities that were engaged in the real estate business in Southern California prior to the Company's formation and the consummation of its initial public offering (the "IPO").

                                  THE COMPANY

     The Company is a self-administered and self-managed REIT engaged in owning, acquiring, managing, leasing and renovating commercial properties in Southern California. As of January 31, 1998, the Company owned a portfolio of 77 office properties containing approximately 11.2 million rentable square feet. All of the Properties are located in Southern California, with 63 in suburban Los Angeles County, six in Orange County, four in San Diego County, two in Ventura County and two in Kern County. As of January 1, 1998, the Company's portfolio of 77 Properties was approximately 82.6% leased (86.1% leased if the four properties under renovation are excluded).

     In addition, the Company has entered into a contract to acquire a portfolio of 50 primarily office and R&D/industrial properties located in Southern California (the "LBA Portfolio"), aggregating approximately 5.2 million rentable square feet, for a purchase price of approximately $614.5 million. In connection with the acquisition of the LBA Portfolio, the Company will also issue warrants to purchase 2.5 million shares of Common Stock at a price of $29.59 per share, subject to adjustment. The LBA Portfolio consists of 34 office properties containing approximately 3.6 million rentable square feet, 15 R&D/industrial properties containing approximately 1.5 million rentable square feet, and one retail property containing 144,225 rentable square feet. As of January 1, 1998, the office and R&D/industrial properties in the LBA Portfolio were 86.6% and 94.2% leased, respectively.

     Upon completion of the acquisition of the LBA Portfolio (the "LBA Acquisition"), the Company will be the largest publicly traded owner of office space in Southern California as measured by total net rentable square feet owned, with a portfolio of 127 properties containing approximately 16.4 million rentable square feet. The Company intends to fund the LBA Acquisition in part with the proceeds of this Offering and expects to complete such acquisition in the first quarter of 1998.

     The Company's primary business and growth strategies are to actively manage its portfolio and to acquire underperforming office and R&D/industrial properties, properties in need of renovation or properties which provide attractive yields with stable cash flow in submarkets where it can utilize its local market expertise and extensive real estate experience. The Company implements its business and growth strategies by seeking to:

     - acquire properties in submarkets where the Company already has a significant concentration of owned assets;

     - enter selected new submarkets that the Company believes have strong economic fundamentals and prospects for additional growth;

     - capitalize on economies of scale resulting from the size and geographic focus of its portfolio;

     - maintain low operating expenses through active property management and cost control systems;

     - aggressively lease its portfolio to maintain and improve occupancy rates and renew or re-lease space as leases expire at increased market rents; and

     - utilize to its advantage its long-standing relationships with local tenants, real estate brokers, and institutional and other owners of office and R&D/industrial properties.

     From January 1, 1997, through January 31, 1998, the Company acquired 43 office properties containing approximately 5.8 million rentable square feet in Southern California for a Total Acquisition Cost (as defined below) of approximately $792.9 million. The following table lists the acquisitions made by the Company during such period, excluding the pending LBA Acquisition:

                                                                           TOTAL
                                                      APPROXIMATE       ACQUISITION
                                                      NET RENTABLE        COST(1)            MONTH
       PROPERTY NAME                LOCATION          SQUARE FEET       (MILLIONS)         ACQUIRED
----------------------------    -----------------    --------------     -----------     ---------------
LOS ANGELES COUNTY
LOS ANGELES WEST
10780 Santa Monica              Los Angeles                92,486         $  10.6            April 1997
8383 Wilshire                   Beverly Hills             417,463            59.1              May 1997
Carlsberg Corporate Center      Santa Monica              103,506            11.8           August 1997
120 Spalding                    Beverly Hills              60,656            11.3           August 1997
Northpoint                      Los Angeles               104,235            21.9          October 1997
145 South Fairfax               Los Angeles                54,429             7.4          October 1997
Wilshire Pacific Plaza          Los Angeles               100,122            15.3         December 1997
World Savings Center            Los Angeles               469,115            83.2(2)      December 1997
9201 Sunset                     Los Angeles               158,585            28.8         December 1997
9100 Wilshire                   Beverly Hills             326,227            65.1          January 1998
1100 Glendon(3)                 Los Angeles               282,013            49.9(4)       January 1998
LOS ANGELES SOUTH
South Bay Centre                Gardena                   202,830            19.1            April 1997
Harbor Corporate Center         Gardena                    63,925             4.5             July 1997
Pacific Gateway II              Torrance                  223,731            25.2             July 1997
Mariner Court                   Torrance                  105,436            11.8             July 1997
South Bay Technology Center     Torrance                  104,815             6.5        September 1997
LOS ANGELES NORTH
535 Brand(3)                    Glendale                  109,187            15.1            March 1997
6800 Owensmouth                 Canoga Park                80,014             7.5            March 1997
Clarendon Crest                 Woodland Hills             43,063             5.2            April 1997
Noble Professional Center       Sherman Oaks               51,828             6.7            April 1997
299 Euclid(3)                   Pasadena                   73,400             8.1             July 1997
Renaissance Court               Westlake Village           61,245             7.1        September 1997
Conejo Business Park            Thousand Oaks              69,017             9.4          October 1997
Pennsfield Plaza                Thousand Oaks              21,202             3.0          October 1997
Marin Corporate Center          Thousand Oaks              51,360             7.5          October 1997
Rancho Plaza                    Thousand Oaks              24,057             2.8          October 1997
Thousand Oaks Plaza             Thousand Oaks              13,434             1.7          October 1997
Evergreen Plaza                 Thousand Oaks              75,722            10.7          October 1997
Glendale Corporate Center       Glendale                  108,209            15.5         December 1997
Sunset Pointe Plaza             Newhall                    58,105             8.5          January 1998
Westlake Gardens                Westlake Village           49,639             7.3          January 1998
LOS ANGELES CENTRAL
Whittier Financial Center       Whittier                  135,415            14.4            March 1997
1370 Valley Vista               Diamond Bar                84,081            10.8        September 1997
ORANGE COUNTY
Centerpointe La Palma           La Palma                  597,550            80.2             June 1997
1821 Dyer                       Irvine                    115,061             7.3           August 1997
Crown Cabot                     Laguna Niguel             172,900            28.3           August 1997
City Centre                     Fountain Valley           302,519            33.3         December 1997
SAN DIEGO COUNTY
Foremost Professional Center    San Diego                  60,534             8.3        September 1997
Bernardo Regency                San Diego                  47,916             6.6          October 1997
Activity Business Center        San Diego                 167,045            14.9          January 1998
KERN COUNTY
California Twin Center          Bakersfield               155,189            19.6            March 1997
Parkway Center                  Bakersfield                61,333             7.5              May 1997
VENTURA COUNTY
1000 Town Center                Oxnard                    107,653            14.1             July 1997
                                                     --------------     -----------
    Total                                               5,766,252         $ 792.9
                                                     =============      ==========

---------------

(1) "Total Acquisition Cost" includes all purchase costs, closing costs and anticipated capital expenditures for, and carrying costs during, renovation.

(2) The Company currently owns a 75% interest in the property and has an option to purchase the remaining 25% interest for $27,500,000 which may be exercised beginning March 15, 1998.

(3) Property currently under renovation.

(4) The Company owns a 97.5% interest in the property.

     Based upon its evaluation of market conditions, the Company believes that certain economic fundamentals are present in Southern California which enhance the Company's ability to achieve its business objectives by providing an attractive environment for owning, acquiring and operating suburban office properties. Specifically, the Company believes that the limited construction of new office properties in the Southern California region since 1992 coupled with an improving Southern California economy will continue to result in increased demand for office space and positive net absorption in the Southern California region, particularly in the selected submarkets where most of the Properties and the LBA Portfolio are located. Unemployment in Los Angeles and Orange Counties, where 69 of the Company's 77 Properties are located, reached 6.6% and 3.5%, respectively, in September 1997, as compared to 9.8% and 6.8% in 1992. These positive employment trends have contributed to continued reductions in the office vacancy rate for Southern California which, according to Cushman & Wakefield of California, Inc. ("Cushman & Wakefield"), has decreased since 1992 from 19.1% to 15.0% as of September 1997.

     The Company operates from its Beverly Hills, California headquarters and is a fully integrated real estate company with in-house expertise in acquisitions, finance, asset management, leasing and construction. The Company's founders, Richard S. Ziman and Victor J. Coleman, along with the other eight senior officers of the Company, have an average of more than 14 years of experience in the real estate industry. See "Management."

                              RECENT DEVELOPMENTS
PENDING LBA ACQUISITION

     The LBA Acquisition is expected to close by the end of the first quarter of 1998 at a purchase price of approximately $614.5 million (including up to $35.0 million in OP Units). In connection with the LBA Acquisition, the Company will also issue warrants to purchase 2.5 million shares of Common Stock at a price of $29.59 per share, subject to adjustment. The following table sets forth certain data regarding the LBA Portfolio:

                                        APPROXIMATE NET RENTABLE                  PERCENT LEASED AT
                                               SQUARE FEET                         JANUARY 1, 1998
                                 ---------------------------------------   --------------------------------
                                             R&D/INDUSTRIAL                         R&D/INDUSTRIAL
            LOCATION              OFFICE       AND RETAIL        TOTAL     OFFICE     AND RETAIL      TOTAL
  -----------------------------  ---------   ---------------   ---------   ------   ---------------   -----
  Los Angeles County...........    687,175             --        687,175     76.3%          --         76.3%
  Orange County................  1,267,120        637,406      1,904,526     86.8%        98.5%        90.7%
  San Diego County.............  1,077,098        437,942      1,515,040     97.7%        93.9%        96.6%
  Ventura County...............    154,216             --        154,216     78.9%          --         78.9%
  Riverside and San Bernardino
    Counties...................    447,114        532,200        979,314     77.6%        86.2%        82.3%
                                 ---------      ---------      ---------    -----        -----        -----
            Total/Weighted
              Average..........  3,632,723      1,607,548      5,240,271     86.6%        93.2%        88.6%
                                 =========      =========      =========    =====        =====        =====

     The Company believes that the LBA Acquisition will be accretive to funds from operations per share and will provide the Company with additional opportunities to enhance long-term shareholder value.

     STRATEGIC BENEFITS. The LBA Portfolio provides the Company with a number of strategic benefits including:

     - Increased Size. The LBA Portfolio solidifies the Company's position as the largest publicly traded owner of office space in Southern California, as measured by total net rentable square feet owned. The Company believes it would take several years to acquire an equivalent concentration of similar properties in these markets through single-property transactions.

     - Concentration in Selected Markets. Through the LBA Acquisition, the Company will expand its presence in Los Angeles and Ventura counties and create a significant concentration of properties in each of Orange, San Diego, Riverside and San Bernardino counties.

     - Economies of Scale. By increasing the size of its portfolio in Southern California, the Company should further benefit from the competitive advantages associated with economies of scale and submarket strength, including negotiating discounts in the purchase of goods and services from third parties, superior knowledge of local tenant space needs and the potential for additional leverage in the landlord-tenant relationship. Furthermore, the Company expects to integrate the LBA Portfolio with minimal additions to senior management, allowing it to take advantage of efficiencies associated with its existing infrastructure.

     - New Property Type. The LBA Portfolio includes 1.5 million rentable square feet of R&D/industrial properties in markets where the Company already owns office properties, allowing the Company to access new growth opportunities and offer more space alternatives to meet tenant needs.

     - Complementary Properties. The properties in the LBA Portfolio are similar to the Company's existing portfolio in their average building size and average lease size. Over 65% of the leases in the LBA Portfolio are less than 5,000 rentable square feet.

     MARKET FUNDAMENTALS. The Company believes that Orange and San Diego counties, where over 65% of the total square footage of the LBA Portfolio is located, exhibit strong economic and demographic trends which should lead to increased revenues from property operations. Unemployment in Orange and San Diego counties reached 3.5% and 4.6%, respectively, in September 1997, as compared to 6.8% and 7.3% in 1992. These strong employment trends have contributed to increased absorption and decreasing vacancies, with direct vacancy rates in September 1997 of 14.3% and 9.5% in Orange and San Diego counties, respectively, as compared to 17.0% and 15.9% in December 1993. With the addition of the LBA Portfolio, 96% of the Company's square footage will be located in four of the country's ten fastest growing metropolitan areas (as measured by population growth projected for the period 1993 - 2005 by the U.S. Department of Commerce in 1996).

     HIGH QUALITY PROPERTIES AND LOCATIONS. The average age of the LBA Properties is 11 years, with 21 of the 50 properties having been renovated since 1992. The Company believes the properties are generally in good condition with no significant deferred maintenance. In addition, the Company believes the properties are well located within their submarkets, with freeway access and high visibility.

     UPSIDE OPPORTUNITIES. The Company believes the LBA Portfolio presents numerous opportunities to increase property value and cash flow through:

     - Increasing Occupancy. As of January 1, 1998, the properties in the LBA Portfolio were approximately 88.6% leased, providing the Company with growth opportunities through increases in occupancy.

     - Re-Leasing of Expiring Leases. The Company believes that in-place rents for the properties in the LBA Portfolio are generally below the rates for new leases in their markets, which allows for revenue growth as existing leases expire and the space is renewed or re-leased at higher rental rates.

PENDING FINANCING TRANSACTIONS

     The Company is concurrently pursuing an underwritten offering of 23,000,000 shares of Common Stock (including 3,000,000 shares pursuant to the exercise of the underwriters' overallotment option) and has issued 881,950 additional shares of Common Stock to an institutional buyer. Each of these transactions (the "Concurrent Offerings") were offered at a price to public of $28 5/16 per share.

     The Company is negotiating a 12-month bridge loan facility to finance a portion of the LBA Acquisition (the "Bridge Facility"). The Company's current estimate is that the principal amount of the Bridge Facility will be $270 million, although the ultimate principal amount of the Bridge Facility may be higher or lower. The Bridge Facility is expected to bear interest at a floating rate based on the London Interbank Offered Rate plus 140 basis points. The Company intends, as soon as it deems practicable, to repay the Bridge Facility with proceeds from the issuance of long-term, fixed-rate debt. While the Company is negotiating the terms of the Bridge Facility and has received preliminary indications of interest to provide long-term, fixed rate debt, there can be no assurance as to when or whether such financings will occur. See "Risk Factors -- Real Estate Financing Risks" in the accompanying Prospectus.

INTERIM AND ANNUAL FINANCIAL RESULTS

     The Company reported funds from operations of approximately $21.4 million for the fourth quarter of 1997 (compared to $19.3 million for the third quarter of 1997) and $67.3 million for the year ended December 31, 1997. Revenue totaled approximately $43.8 million for the fourth quarter of 1997 (compared to $36.9 million for the third quarter of 1997) and $135.4 million for the year ended December 31, 1997. Net income was approximately $13.2 million for the fourth quarter of 1997 (compared to $10.1 million for the third quarter of 1997) and $39.6 million for the year ended December 31, 1997. On a same-store basis for Properties owned by the Company at January 1, 1996, property net operating income for 1997 increased approximately 7% over 1996.

PROPERTY OPERATIONS

     The Company performs all property management for its portfolio. Since the IPO, the Company has significantly increased the size of its property management team to accommodate its recent and expected growth, including the addition of three regional offices to bring its total to seven. Each regional office is run by an asset or general manager who is responsible for the oversight of the day-to-day operations of that region's properties. By maintaining a regionally focused organizational structure, the Company believes it can achieve greater economies of scale across its portfolio while continuing to improve its local market expertise and knowledge of submarket trends.

     In connection with the integration of the LBA Portfolio and other recent acquisitions, the Company has upgraded its information and accounting systems and hired a Chief Accounting Officer with over 12 years of experience in real estate accounting. See "Management." The Company expects to hire additional corporate and property level employees, including current on-site personnel involved with the LBA Portfolio, to further facilitate the integration of the LBA Acquisition. In addition, the Company's construction and development department includes seven specialists devoted exclusively to renovations, expansions, and improvements of the Properties.

     Since the IPO, the Company has added ten leasing professionals and 80% of its Properties are currently leased in-house. The Company believes that its in-house leasing program will continue to generate cost savings and revenue increases by reducing third-party leasing commissions and allowing the Company to closely monitor its asking rents and leasing terms. Following the closing of the LBA Acquisition, the Company expects to bring a substantial portion of the third-party leasing of the LBA Portfolio in-house.

     The following chart shows the current management structure for the Company's property operations:


                                   --------------------------------
                                            ANDREW J. SOBEL
                                       Executive Vice President
                                   Director of Property Operations
                                   --------------------------------
                                                    |
                                                    |
             -------------------------------------------------------------------------------------------
             |                                      |                                                   |
             |                                      |                                                   |
-----------------------------      ---------------------------------------      --------------------------------------------------
    ROBERT C. PEDDICORD                      RANDY J. NOBLITT                                    HERBERT L. PORTER
Senior Vice President-Leasing      Senior vice President-Asset Management       Senior Vice President-Construction and Development
-----------------------------      ---------------------------------------      --------------------------------------------------
             |                                      |                                                   |
             |                                      |                                                   |
-----------------------------      ---------------------------------------      --------------------------------------------------
   Leasing Representatives                     Asset Managers                                   Construction Managers
           (10)                                    (6)                                                 (5)
-----------------------------      ---------------------------------------      --------------------------------------------------
                                                    |
                                                    |
                                   ---------------------------------------
                                          Property Level Employees
                                   ---------------------------------------


                                  THE OFFERING

     All of the shares of Common Stock offered hereby are being sold by the Company.

Common Stock offered...........................  1,303,965 shares
Common Stock outstanding after the Offering....  61,209,499 shares (1)
Use of Proceeds................................  Purchase of the LBA Portfolio, repayment of indebtedness and working capital. See "Use of
                                                 Proceeds."
New York Stock Exchange Symbol.................  "ARI"

---------------

(1) Includes the 23,881,950 shares of Common Stock expected to be issued in the Concurrent Offerings. See "-- Recent Developments -- Pending Financing Transactions." Does not include (i) 3,346,738 shares of Common Stock that may be issued upon the exchange of OP Units which are issued and outstanding, (ii) 1,302,667 shares of Common Stock subject to options granted under the Company's Stock Incentive Plan, (iii) the 2,500,000 shares that will be issuable upon exercise of the warrants to be issued in connection with the LBA Acquisition or (iv) shares of Common Stock that may be issued upon the exchange of up to $35.0 million of OP Units which may be issued as part of the purchase price of the LBA Acquisition.

                                  THE COMPANY

GENERAL

     The Company is a self-administered and self-managed REIT engaged in owning, acquiring, managing, leasing and renovating commercial properties in Southern California. As of January 31, 1998, the Company owned a portfolio of 77 Properties containing approximately 11.2 million rentable square feet. All of the Properties are located in Southern California, with 63 in suburban Los Angeles County, six in Orange County, four in San Diego County, two in Ventura County and two in Kern County. As of January 1, 1998, the Company's portfolio of 77 Properties was approximately 82.6% leased (86.1% leased if the four properties under renovation are excluded).

     In addition, the Company has entered into a contract to acquire a portfolio of 50 primarily office and R&D/industrial properties located in Southern California, aggregating approximately 5.2 million rentable square feet, for a purchase price of approximately $614.5 million (of which up to $35.0 million may be paid, at the seller's option, in OP units). In connection with the acquisition of the LBA Portfolio, the Company will also issue warrants to purchase 2.5 million shares of Common Stock, at a price of $29.59 per share, subject to adjustment. The LBA Portfolio consists of 34 office properties containing approximately 3.6 million rentable square feet, 15 R&D/industrial properties containing approximately 1.5 million rentable square feet, and one retail property containing 144,225 rentable square feet. As of January 1, 1998, the office and R&D/industrial properties in the LBA Portfolio were approximately 86.6% and 94.2% leased, respectively.

     Management of the Company believes that the LBA Acquisition will provide a number of important strategic benefits to the Company. Upon completion of the LBA Acquisition, the Company will be the largest publicly traded owner of office space in Southern California, as measured by total net rentable square feet owned, with a portfolio of 127 properties containing approximately 16.4 million rentable square feet. Many of the properties in the LBA Portfolio are located in submarkets where the Company already has a significant concentration of owned assets, allowing the Company to further benefit from the competitive advantages associated with economies of scale and submarket strength, including superior knowledge of local tenant space needs and the potential for additional leverage in the landlord-tenant relationship. In addition, the LBA Portfolio provides the Company with a significant concentration of R&D/industrial properties in markets where it already owns office properties, allowing the Company to access new growth opportunities in a complementary property sector and to offer more space alternatives to meet tenant needs.

     The Company intends to fund the LBA Acquisition with the proceeds of this Offering, the Concurrent Offerings and the Bridge Facility and expects to complete this acquisition in the first quarter of 1998. The completion of the LBA Acquisition is subject to customary closing conditions and, therefore, there can be no assurance that the LBA Acquisition will close.

     From January 1, 1997, through January 31, 1998, the Company acquired 43 office properties consisting of approximately 5.8 million rentable square feet in Southern California, for a Total Acquisition Cost of approximately $792.9 million.

     Based upon its evaluation of market conditions, the Company believes that certain economic fundamentals are present in Southern California which enhance the Company's ability to achieve its business objectives by providing an attractive environment for owning, acquiring and operating suburban office properties. Specifically, the Company believes that the limited construction of new office properties in the Southern California region since 1992 coupled with an improving Southern California economy will continue to result in increased demand for office space and positive net absorption in the Southern California region, particularly in the selected submarkets where most of the Properties are located.

     The Company operates from its Beverly Hills, California headquarters and is a fully integrated real estate company with in-house expertise in acquisitions, finance, asset management, leasing and construction. The Company's founders, Richard S. Ziman and Victor J. Coleman, along with the other eight senior officers of the Company, have an average of more than 14 years of experience in the real estate industry. See "Management."

     The following table sets forth certain information regarding the Properties and the LBA Portfolio, combined by region:

                                                                                              PERCENTAGE OF
                                   APPROXIMATE     PERCENTAGE OF                                  TOTAL
                       NUMBER OF   NET RENTABLE  TOTAL NET RENTABLE              ANNUALIZED    ANNUALIZED
       LOCATION        PROPERTIES  SQUARE FEET      SQUARE FEET      OCCUPANCY  BASE RENT(1)    BASE RENT
---------------------------------  ------------  ------------------  ---------  ------------  -------------
Los Angeles County
  Los Angeles West.....      26      4,536,913           27.6%          79.1%     $ 77,722         32.9%
  Los Angeles North....      27      2,358,388           14.3%          83.2%       36,959         15.6%
  Los Angeles South....      13      1,664,765           10.1%          83.8%       21,957          9.3%
  Los Angeles
     Central...........       3        608,789            3.7%          88.6%       10,964          4.6%
Orange County..........      21      3,317,302           20.2%          87.1%       41,067         17.4%
San Diego County.......      20      2,330,948           14.2%          93.1%       28,773         12.2%
Ventura County.........       3        436,706            2.7%          83.2%        5,747          2.4%
Riverside and San
  Bernardino
  Counties.............      12        979,314            5.9%          82.3%        8,770          3.7%
Kern County............       2        216,522            1.3%          94.4%        4,444          1.9%
                           ---      ----------          -----           ----      --------        -----
     Total/Weighted
       Average.........     127     16,449,647          100.0%          84.5%     $236,403        100.0%
                           ===      ==========          =====           ====      ========        =====

---------------
(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of January 1, 1998, multiplied by 12; for those leases where rent has not yet commenced or which are in a free rent period, the first month in which rent is received is used to determine Annualized Base Rent.

BUSINESS AND GROWTH STRATEGIES

     The Company's primary business objectives are to maximize growth in cash flow and to enhance the value of its portfolio in order to maximize total return to its stockholders. The Company believes it can achieve these objectives by continuing to implement its business strategies and by capitalizing on the external and internal growth opportunities described below. The Company also believes, based on its evaluation of market conditions, that a number of factors will enhance its ability to achieve its business objectives, including (i) the continuing improvement of the Southern California economy and (ii) the limited construction of new office properties in the Southern California region due to the substantial cost to develop new office properties compared to current acquisition prices and substantial building construction limitations in many submarkets, which provides opportunities to maximize occupancy rates, rental rates and overall portfolio value.

BUSINESS STRATEGIES

     The Company's primary business strategies are to actively manage its portfolio and to acquire underperforming office and R&D/industrial properties, properties in need of renovation or properties which provide attractive yields with stable cash flow in submarkets where it can utilize its local market expertise and extensive real estate experience. When market conditions permit, the Company may also develop new properties in submarkets where it has local market expertise.

     Based on its historical activities and its knowledge of the local marketplace, the Company believes that the Southern California region offers opportunities for well-capitalized, experienced owners of real estate with extensive local market expertise to take advantage of opportunities to acquire additional office properties at attractive prices and develop office properties, when feasible, at attractive returns. Through seven regional offices, the Company implements its business strategies by: (i) emphasizing tenant satisfaction and retention and employing intensive property marketing programs;
(ii) utilizing a multidisciplinary approach to acquisition, management, leasing and renovation activities that is designed to coordinate decision-making and enhance responsiveness to market opportunities and tenant needs; and (iii) implementing cost control management and systems that capitalize on economies of scale arising from the size and location of the Company's portfolio. The Company believes that the implementation of these operating practices has led to the increased occupancy rates and rental revenue of its existing portfolio.

     Aggressive Leasing. The concentration of many of the Properties within certain office submarkets and the Company's relationships with a broad array of tenants and brokers enable the Company to pursue aggressive leasing strategies, to effectively monitor the office space requirements of existing and potential tenants, and to offer tenants a variety of space alternatives across its portfolio. In an effort to realize cost savings and exercise more control over lease negotiations the Company has implemented in-house leasing programs for approximately 80% of the Properties in selected submarkets in which it has a substantial market presence. The Company continues, however, to employ third-party broker listings in the submarkets in which it has a less significant market presence.

     Integrated Decision-making and Responsiveness. In addition to the location and quality of the Properties, management generally credits its ability to maintain its occupancy levels to the coordination of its decision-making team. Acquisition, renovation, management and leasing activities are coordinated to enhance responsiveness to market opportunities and tenant needs. The acquisition, leasing and renovation teams work closely with the Company's senior management, from the initial meetings with prospective tenants or sellers and throughout the negotiation process. This integrated approach permits the Company to analyze the economic terms and costs (including tenant build-out and retrofitting costs) for each lease on a timely and efficient basis throughout lease negotiations. With respect to acquisitions, the Company can quickly analyze the costs of upgrades and lease-up potential. The Company is able to commit to leasing and acquisition terms quickly, facilitate timely deal execution and build-out of space for prospective tenants and minimize downtime between lease rollovers.

     Cost Control Operating Efficiencies. The size and geographic location of the Company's portfolio permit it to enhance portfolio value by lowering operating costs and expenses, in comparison to single-site ownership and management. The Company seeks to capitalize on the economies of scale which result from the geographic focus of the portfolio, the ownership of multiple properties within certain submarkets and the maintenance of a centralized accounting system for cost control at each of the Properties.

GROWTH STRATEGIES

     External Growth: Based on its own historical activities and its knowledge of the local marketplace, the Company believes that opportunities continue to exist to acquire additional office properties that: (i) provide attractive initial yields with significant potential for growth in cash flow; (ii) are in desirable locations within submarkets which the Company believes have economic growth potential; and/or (iii) are underperforming or need renovation, and therefore provide opportunities for the Company to increase the cash flow and value of such properties through renovation, active management and aggressive leasing. Since January 1, 1997, the Company has acquired 43 office properties containing approximately 5.8 million rentable square feet for a Total Acquisition Cost of approximately $792.9 million.

     The Company intends to continue to acquire office properties within submarkets in Southern California which the Company believes present opportunities for long-term stable and rising rental rates due to employment growth, population movements within the region and restrictions on new development. The Company generally targets properties which are underperforming or need renovation and offer opportunities for the Company to implement its value-added strategy to increase cash flow.

     The Company believes it has certain competitive advantages which enhance its ability to identify and capitalize on acquisition opportunities, including:
(i) management's significant local market expertise, experience and knowledge of properties, submarkets and potential tenants within the Southern California region; (ii) management's long-standing relationships with tenants, real estate brokers and institutional and other owners of office and R&D/industrial properties; (iii) its fully integrated real estate operations which allow the Company to respond quickly to acquisition opportunities; (iv) its access to capital as a public company; (v) its ability to acquire properties in exchange for OP Units or Common Stock if the sellers so desire; and (vi) management's reputation as an experienced purchaser of commercial properties in Southern California which has the ability to effectively close transactions. The Company may also seek to take advantage of management's development expertise to develop office and R&D/industrial space in selected submarkets when market conditions support such development.

     Internal Growth: The Company believes that opportunities exist to increase cash flow from its existing portfolio and that such opportunities will be enhanced as the Southern California office market continues to improve. The Company intends to pursue internal growth by: (i) continuing to maintain and improve occupancy rates through active management and aggressive leasing; (ii) realizing fixed contractual base rental increases or increases tied to indices such as the Consumer Price Index; (iii) re-leasing space as leases expire at increasing market rents which are expected to result over time from increased demand for office space in Southern California; (iv) controlling operating expenses through its cost control management and systems; (v) capitalizing on economies of scale arising from the size and geographic focus of its portfolio; and (vi) increasing revenue generated from parking facilities at certain Properties where the Company is currently offering free parking as an amenity or charging below market rates.

   (i) Maintaining and improving occupancy rates: The Company believes that it has been successful in attracting, expanding and retaining a diverse tenant base by actively managing its office properties with an emphasis on tenant retention and satisfaction. The Company strives to be responsive to the needs of individual tenants through its on-site professional management staff and by providing tenants with alternative space within the Company's portfolio to accommodate their changing space requirements. The Company's success in maintaining and improving occupancy rates is demonstrated, in part, by the number of existing tenants which have renewed or released their space, leased additional space to support their expansion needs, or moved to other space within the Company's portfolio. The Company also seeks to improve occupancies by aggressively marketing available space within its portfolio. In 1997, the Company signed 315 leases for approximately 1.1 million rentable square feet.

   (ii)   Re-leasing space as leases expire at increasing market rents:
          Although there can be no assurances in this regard, the Company believes that as the office space market in Southern California continues to improve, there will be increasing demand for office space and declining vacancies which are expected to result over time in increasing market rents. The Company believes it will have significant opportunities to increase cash flow during such periods of increasing market rents by renewing or re-leasing space as leases expire at the increased market rents.

   (iii) Cost control management and systems: The Company seeks to lower operating expenses through cost control management that capitalizes on economies of scale opportunities resulting from the size and location of the Company's portfolio. The Company focuses on cost control in various areas of operations. For example, the Company is seeking to significantly lower its utility costs, which constitute over 25% of the operating costs of most of the Properties, through the portfolio-wide installation of energy enhancement technologies, which include lighting retrofit, replacement of heating, ventilation and air conditioning systems, and computer-driven energy management systems which monitor and react to the climatic requirements of individual Properties.

   (iv) Capitalizing on economies of scale: In order to capitalize on economies of scale arising from the size and geographic focus of the Company's portfolio, the Company's property and asset managers are responsible for several Properties, which spreads administrative costs over such Properties and reduces per square foot administrative expense. In addition, the Company believes that parking operations, building and other services and tenant improvements purchased on a portfolio-wide basis will facilitate further economies of scale.

   (v) Revenue from parking facilities: The Company owns or leases parking facilities which are attached or adjacent to many of the Properties. The Company currently provides free parking to tenants at several of the Properties as an amenity, and charges tenants at the remaining Properties at or below market rates for parking. If the demand for Southern California office space increases and occupancy rates rise, which the Company believes is the trend, the Company believes that there may be opportunities to generate additional revenue from the parking facilities associated with its Properties by charging for parking which is currently provided for free, increasing below market rates and maintaining its arrangements with a limited number of third-party operators of the Company's parking facilities.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Offering, are estimated to be approximately $35.1 million. The net proceeds to the Company from the Concurrent Offerings, after deducting the underwriting discounts and commissions and estimated expenses of the Concurrent Offerings are estimated to be approximately $641.9 million. The Company intends to use all of the net proceeds from the Offering and the Concurrent Offerings along with the proceeds from the Bridge Facility to fund the purchase of the LBA Portfolio, to repay a portion of the Company's indebtedness and for working capital.

     Pending application of net proceeds, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with the Company's continuing to qualify for taxation as a REIT.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

     The Common Stock began trading on the NYSE on October 4, 1996 under the symbol "ARI." On February 18, 1998, the last reported sales price per share of Common Stock on the NYSE was $28 3/8, and there were approximately 142 holders of record of the Common Stock. The table below sets forth the quarterly high and low closing sales price per share of Common Stock reported on the NYSE and the distributions declared per share by the Company with respect to each such period.

                                                               HIGH    LOW   DISTRIBUTIONS
                                                               ---     ---   -------------
        1996
        -----------------------------------------------------
        Fourth Quarter (from October 9)......................  $27 5/8 $22       $0.36(1)
        1997
        -----------------------------------------------------
        First Quarter........................................   29 1/2  26 1/4      0.40
        Second Quarter.......................................   27 3/8  23 3/4      0.40
        Third Quarter........................................   31 3/8  25 3/16     0.40
        Fourth Quarter.......................................   32 1/4  28 5/8      0.40
        1998
        -----------------------------------------------------
        First Quarter (through February 18)..................   30 7/8  27 9/16

---------------

(1) The Company paid a distribution of $.36 per share of Common Stock on January 15, 1997, to stockholders of record on December 31, 1996, for the period from October 9, 1996 (the closing of the IPO) through December 31, 1996, which is approximately equivalent to a quarterly distribution of $.40 and an annual distribution of $1.60 per share of Common Stock.

     Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain dividends generally will be treated as long-term capital gain. The Company has determined that for federal income tax purposes, approximately $1.45 per share (or approximately 91%) of the $1.60 per share distribution paid for 1997 represented ordinary dividend income to stockholders in 1997, with the remainder of the distribution to be attributed to 1998. In order to avoid corporate income taxation of the earnings that it distributes, the Company must make annual distributions to stockholders of at least 95% of its REIT taxable income (determined by excluding any net capital gain), which the Company anticipates will be less than its share of cash available for distribution. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements. In such a case, the Company may find it necessary to arrange for short-term (or possibly long-

term) borrowings or to raise funds through the issuance of preferred shares or additional shares of Common Stock.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual funds from operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended (see "Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus), economic conditions and such other factors as the Board of Directors deems relevant. See "Risk Factors -- Changes in Policies Without Stockholder Approval" in the accompanying Prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 on a historical basis. The information set forth in the table should be read in connection with the financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                                                              SEPTEMBER 30, 1997
                                                                              ------------------
                                                                              (IN THOUSANDS)
Debt:
  Mortgage loans............................................................       $180,000
  Lines of credit...........................................................         45,900(1)
Minority interests..........................................................         47,178
Stockholders' equity
  Preferred stock, $.01 par value; 20,000,000 shares authorized; none issued
     and outstanding........................................................             --
  Common stock, $.01 par value; 100,000,000 shares authorized; 35,442,833
     issued and outstanding.................................................            354
  Additional paid-in capital................................................        667,493
                                                                                    -------
     Total stockholders' equity.............................................        667,847
                                                                                    -------
          Total capitalization..............................................       $940,925
                                                                                    =======

---------------

(1) Balance on the lines of credit as of January 31, 1998 was $287,950,000.

                            SELECTED FINANCIAL DATA

     The following table sets forth (i) selected consolidated historical financial data for the Company as of and for the nine months ended September 30, 1997, as of December 31, 1996 and for the period October 9, 1996 (the date of the Company's commencement of operations as a public REIT) to December 31, 1996, and (ii) selected combined historical financial data for the Arden Predecessors for the period January 1, 1996 to October 8, 1996.

     The selected consolidated historical balance sheet and operating data of the Company as of December 31, 1996 and for the period from October 9, 1996, (the date of the Company's commencement of operations as a public REIT) to December 31, 1996 and the selected combined historical operating data of the Arden Predecessors for the period January 1, 1996 to October 8, 1996 have been derived from the respective historical consolidated and combined financial statements audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the nine months ended September 30, 1997 was derived from unaudited financial statements. The following data should be read in conjunction with (i) the pro forma condensed consolidated financial statements and notes thereto of the Company; (ii) the historical consolidated and combined financial statements and related notes thereto for the Company and the Arden Predecessors; and (iii) "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included in the Company's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are incorporated by reference in the accompanying Prospectus.

                                                                    COMPANY                   ARDEN PREDECESSORS
                                                     --------------------------------------   ------------------
                                                        NINE MONTHS        OCTOBER 9, 1996     JANUARY 1, 1996
                                                           ENDED                 TO                   TO
                                                     SEPTEMBER 30, 1997   DECEMBER 31, 1996    OCTOBER 8, 1996
                                                     ------------------   -----------------   ------------------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
REVENUE:
  Rental...........................................        $80,740             $ 17,041             $32,287
  Tenant reimbursements............................          3,593                  803               2,031
  Parking, net of expenses.........................          5,267                1,215               3,692
  Other............................................          2,014                  513               2,455
                                                           -------             --------             -------
         Total revenue.............................         91,614               19,572              40,465
                                                           -------             --------             -------
EXPENSES:
  Property expenses................................         29,175                6,005              14,224
  General and administrative.......................          2,828                  753               1,758
  Interest.........................................         13,723                1,280              24,521
  Loss on valuation of derivative..................          3,111                   --                  --
  Depreciation and amortization....................         13,261                3,108               5,264
                                                           -------             --------             -------
         Total expenses............................         62,098               11,146              45,767
                                                           -------             --------             -------
Equity in net (loss) income of noncombined
  entities.........................................             --                   --                (336)
                                                           -------             --------             -------
Income (loss) before minority interest and
  extraordinary items..............................         29,516                8,426              (5,638)
Minority interests' share of loss of Arden
  Predecessors.....................................             --                   --                 721
Minority interest..................................         (3,105)                (993)                 --
                                                           -------             --------             -------
Income (loss) before extraordinary item............         26,411                7,433              (4,917)
                                                           -------              -------            --------
Extraordinary (loss) gain on early extinguishment
  of debt, net of minority interests' share........             --              (13,105)              1,877
                                                           -------             --------             -------
Net income (loss)..................................        $26,411             $ (5,672)            $(3,040)
                                                           =======             ========             =======
Weighted average number of shares outstanding......         25,440               21,680
                                                           =======             ========
Net income (loss) per common share:
  Income before extraordinary item.................        $  1.04             $   0.34
  Extraordinary item-loss on early extinguishment
    of debt........................................             --                (0.60)
                                                           -------             --------
  Net income (loss) per common share...............        $  1.04             $  (0.26)
                                                           =======             ========
Cash distributions declared per common share.......        $  1.20             $   0.36
                                                           =======             ========

                                                                                    COMPANY
                                                                    ----------------------------------------
                                                                    SEPTEMBER 30, 1997     DECEMBER 31, 1996
                                                                    ------------------     -----------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Commercial office properties-net of accumulated depreciation....         $925,539              $ 529,568
Total assets....................................................          978,101                551,256
Mortgage loans payable and unsecured lines of credit............          225,900                155,000
Total liabilities...............................................          263,076                173,612
Minority interest...............................................           47,178                 45,667
Total stockholders' equity......................................          667,847                331,977

                                                                    COMPANY                   ARDEN PREDECESSORS
                                                     --------------------------------------   ------------------
                                                        NINE MONTHS        OCTOBER 9, 1996     JANUARY 1, 1996
                                                           ENDED                 TO                   TO
                                                     SEPTEMBER 30, 1997   DECEMBER 31, 1996    OCTOBER 8, 1996
                                                     ------------------   -----------------   ------------------
                                                     (DOLLARS IN THOUSANDS)
OTHER DATA:
Funds from Operations(1):
  Income (loss) before minority interest and
    extraordinary items...........................       $   29,516           $   8,426           $   (5,638)
  Loss on valuation of derivative.................            3,111                  --                   --
  Depreciation and amortization...................           13,261               3,108                5,264
                                                          ---------           ---------            ---------
  Funds from Operations...........................           45,888              11,534                 (374)
Company's percentage share........................             89.5%               88.2%                  --
                                                          ---------           ---------            ---------
Company's share of Funds from Operations..........       $   41,070           $  10,173           $     (374)
                                                          =========           =========            =========
Weighted average number of shares outstanding (in
  thousands)......................................           25,440              21,680                  N/A
Cash flows from operating activities..............           27,682               8,665                5,221
Cash flows from investing activities..............         (407,613)           (164,763)            (119,083)
Cash flows from financing activities..............          379,244             163,730              122,074
Number of Properties owned at period end..........               58                  34                   22
Gross rentable square feet of Properties owned at
  end of period (in thousands)....................            8,726               5,443                3,739
Leased percentage for Properties owned at end of
  period..........................................               85%                 85%                  88%

---------------

(1) The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 (the "White Paper") defines Funds from Operations as net income
    (loss) (computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring, plus real estate related depreciation and amortization. Management believes Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company's computation of Funds from Operations may differ from the methodology for calculating Funds from Operations utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of the Company's financial performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity.

                 SOUTHERN CALIFORNIA ECONOMY AND OFFICE MARKETS

     The Company believes that current and forecast trends affecting Southern California have created and will continue to create a favorable economic environment in the suburban Southern California office markets where substantially all of the Properties are located. First, the Company believes that the supply of office space in Southern California is unlikely to significantly increase over the short term in large part because it is not economically feasible to develop new office space based on rental rates currently attainable in Southern California office markets. Second, the recent economic restructuring of many of Southern California's primary office-using sectors including the entertainment, export/import, managed health care, high technology, telecommunications, and civilian and military aerospace and defense industries has caused growth in demand for office space. Third, demand for suburban office space relative to the level of supply has led to higher occupancy rates and a trend towards higher rental rates which are supportable in the office markets where the Properties and the LBA Portfolio are located. Finally, patterns of residential relocation to suburban areas due in part to the public perception of greater personal security and to the availability of greater recreational and residential amenities in suburban areas, coupled with a heightened preference for living in close proximity to work and employers' resultant access to a broader, more skilled local labor force have fueled growth of suburban office property demand. The Company believes that these factors and other specific economic indicators discussed below suggest a continued strengthening of the Southern California economy. Given the quality and location of its Properties and the LBA Portfolio, the Company believes it is competitively positioned to capitalize on these economic trends and the resulting increasing demand for suburban office space.

SOUTHERN CALIFORNIA ECONOMY

     Overview. The Company believes that the office markets in Southern California, and particularly suburban Los Angeles County, Orange County and San Diego County have improved and will be excellent markets in which to own and operate office and R&D/industrial properties over the long term.

     The seven counties in which the Properties and the LBA Portfolio are located include Los Angeles, Orange, San Diego, Ventura, Kern, Riverside and San Bernardino which collectively comprise over 50% of the statewide population and employment base in California. Data from the U.S. Bureau of Labor Statistics indicates that the unemployment rate in these counties peaked in 1993 during the height of the 1990 to 1993 recessionary period in Southern California. Recently, however, these counties experienced a gradual economic recovery marked by falling unemployment rates beginning in 1994 which, according to The 1996 Economic Report of the Governor of California (the "1996 Economic Report"), was precipitated by growth in the services and trade employment sectors, among others, and a less pronounced rate of decline in defense related activities in Southern California. Since 1993, the five-county Los Angeles area economy has grown at an annual rate of over 3.9%, and, according to the Economic Development Corporation of Los Angeles (the "LAEDC") is forecast to have grown at a 6.3% rate during 1997 (as compared to 3.5% for the United States as a whole).

                             GROSS DOMESTIC PRODUCT
                        FOR FIVE-COUNTY LOS ANGELES AREA

1990                   1991        1992        1993        1994        1995        1996        1997
372.6                 376.4         389       296.2         405       471.5       445.2       473.4

Source: California Department of Finance, LAEDC

     According to the U.S. Bureau of Labor Statistics, Los Angeles County, Orange County and San Diego County added 179,389 non-farm jobs between January 1, 1997, and September 30, 1997, bringing total employment in these three counties to approximately 6.8 million. Accordingly, trends of decreasing unemployment continued in Southern California during 1997. In Los Angeles County the September 1997 unemployment rate was 6.6%, down 4.2% from its recessionary high of 10.8% (not seasonally adjusted) in July 1992.

                     SOUTHERN CALIFORNIA UNEMPLOYMENT RATES

        MEASUREMENT PERIOD              LOS ANGELES
      (FISCAL YEAR COVERED)               COUNTY           ORANGE COUNTY     SAN DIEGO COUNTY
1992                                       9.8%                6.8%                7.3%
1993                                       9.8                 6.8                 7.7
1994                                       9.4                 5.7                 7.0
1995                                       7.9                 5.1                 6.4
1996                                       8.2                 4.1                 5.3
1997                                       6.6                 3.5                 4.6

Source: Bureau of Labor Statistics

     The LAEDC has forecast a total increase in non-farm employment for the period from 1996 to 2005 of 19.9% and 19.5% for Los Angeles County and Orange County, respectively, representing an average annual growth rate of 2.0% for each. Overall, the five-county Los Angeles region is expected to experience similar growth with an 18.6% increase in employment over the same time period. The current economic expansion, in particular, differs from previous Southern California expansions in that the defense industry is no longer the driving force for growth. Instead, employment growth has been driven primarily by the service sectors of the economy. The following chart summarizes the historical and projected employment growth for Southern California.

                     SOUTHERN CALIFORNIA EMPLOYMENT TRENDS
                   1980-1996 (ACTUAL)--1996-2000 (FORECASTS)

                                                                                       'FINANCE,
                                                                                       INSURANCE
  MEASUREMENT PERIOD                                                    WHOLESALE       AND REAL
 (FISCAL YEAR COVERED)      SERVICES     MANUFACTURING  RETAIL TRADE      TRADE         ESTATE'
1980                        1700.00       1350.00         1150.00         400.00         625.00
1982                        1970.00       1360.00         1220.00         425.00         660.00
1984                        2240.00       1370.00         1290.00         450.00         695.00
1986                        2510.00       1380.00         1360.00         475.00         730.00
1988                        2780.00       1390.00         1430.00         500.00         765.00
1990                        3050.00       1400.00         1500.00         525.00         800.00
1992                        3116.67       1250.00         1475.00         512.50         775.00
1994                        3183.33       1100.00         1450.00         500.00         750.00
1996                        3250.00       1150.00         1475.00         525.00         766.67
1998                        3350.00       1150.00         1487.50         525.00         783.33
2000                        3450.00       1150.00         1500.00         525.00         800.00

Source: Cushman & Wakefield

     As primary office employment grows, office demand is expected to increase. According to America's Office Economy prepared by Cognetics, Inc., Metropolitan Los Angeles (which includes Los Angeles County, Ventura County and Orange County), in which 71 of the Company's 77 Properties are located, is projected to be the number one market in the United States for primary office employment growth from 1996 to 2005, and San Diego is ranked 17th.

                       TOP 20 MARKETS FOR PRIMARY OFFICE
                         EMPLOYMENT GROWTH (1996-2005)

         1. LOS ANGELES                                      11. Minneapolis-St. Paul
         2. San Francisco-Oakland-San Jose                   12. Boston
         3. Atlanta                                          13. Denver-Boulder
         4. Dallas-Ft. Worth                                 14. Seattle
         5. Washington, DC-MD-VA                             15. Miami-Ft. Lauderdale
         6. Chicago                                          16. Orlando
         7. Phoenix                                          17. SAN DIEGO
         8. New York                                         18. Detroit
         9. Houston-Galveston                                19. Las Vegas
        10. Tampa-St. Petersburg                             20. Austin

        Source: Cognetics, Inc.

     In addition to becoming a more diversified economy with a stronger emphasis on the services and government sectors, according to the LAEDC, Los Angeles County is a major center of international trade. According to the 1996 Economic Report, Los Angeles County is also the nation's leading manufacturing center. The five-county Los Angeles area is home to 26 Fortune 500 companies, and Los Angeles County itself comprises over 40% of the nondurable manufacturing employment, 95% of the motion picture employment and 56% of the aerospace employment in California. The Los Angeles PMSA is the largest PMSA in the United States (larger than both the New York City PMSA and the Chicago PMSA) and accounts for approximately 28% of California's population and employment base. Demand for office space in Los Angeles County is expected to remain strong as a result of these characteristics.

     International trade is another major component of the Los Angeles economy, and while growth in international trade is difficult to attribute to specific employment sectors, it is an indicator of the general strength of the local economy. In 1994 the Los Angeles Customs District (which is primarily comprised of the Los Angeles/Long Beach port complex and the Los Angeles International Airport) surpassed New York/New Jersey as the nation's leading port. According to the U.S. Department of Commerce, international trade passing through the Los Angeles Customs District has increased from approximately $90.0 billion in 1988 to approximately $167.6 billion in 1996, representing over 12.0% of the total trading volume in the United States.

            INTERNATIONAL TRADE THROUGH LOS ANGELES CUSTOMS DISTRICT

1988            1989     1990     1991     1992     1993     1994     1995     1996    1997E    1998E
90             101.4      106    112.7    121.6    128.5    145.9    164.7    167.6    173.5    179.1

SOUTHERN CALIFORNIA OFFICE MARKETS

     In the past five years the underlying fundamentals of supply and demand in the Southern California office markets have improved. The peak in available supply occurred at the midpoint of the recession in 1991. Since that time, the local economies have been recovering and the relationship between supply and demand has resulted in declining direct vacancy rates in these markets. In each of 1995 and 1996, net office absorption has more than doubled in the region, and in the first two quarters of 1997 net office absorption was greater than the average annual absorption for the last five years. With virtually no new office construction in the region between 1994 and 1996, an influx of new companies and growth of existing companies has led directly to lower vacancy rates and higher absorption.

     The following chart illustrates absorption and vacancy rates in the Southern California market between 1992 and September 1997:

                       SOUTHERN CALIFORNIA OFFICE MARKET

1992                          1993           1994           1995           1996           1997
1150                          2550            275            975           3200           3200

Source: Cushman & Wakefield

     The current trend of net absorption and declining vacancy rates followed a period during the late 1980s which was characterized by excess supply of commercial real estate due, in part, to over-building. A variety of factors, including the real estate recession and new federal banking regulations that caused a reduction in available capital for real estate development, virtually halted new office construction in Southern California for nearly five years. The following chart illustrates the total office construction in Southern California between 1987 and 1996.

                    SOUTHERN CALIFORNIA OFFICE CONSTRUCTION

1987              1988      1989      1990      1991      1992      1993      1994      1995      1996
19.4              13.6      15.1      12.9      11.9       2.7       0.2         0       0.4       0.3

Source: Cushman & Wakefield

                                   PROPERTIES
GENERAL

     The Company's Properties consist of 77 office properties containing approximately 11.2 million rentable square feet. The Properties consist primarily of suburban office properties and individually range from approximately 13,400 to 598,000 rentable square feet. All of the Properties are located in Southern California, with 63 located in suburban Los Angeles County, six in Orange County, four in San Diego County, two in Ventura County, and two in Kern County. The Company believes that the Properties have desirable locations within established business communities and are well maintained. Of the Company's 77 Properties, 58 have been built since 1980 and 18 have been substantially renovated within the last five years. The average age of the buildings is approximately 15 years. The Properties offer an array of amenities including security, parking, conference facilities, on-site management, food services and health clubs.

     In addition, the Company has executed a contract to acquire the LBA Portfolio, consisting of 50 properties including 34 office properties containing approximately 3.6 million square feet, 15 R&D/industrial properties containing approximately 1.5 million rentable square feet, and one retail property containing 144,225 rentable square feet. All the properties in the LBA Portfolio are located in Southern California, with six in Los Angeles County, 15 in Orange County, 16 in San Diego County, one in Ventura County, and 12 in Riverside and San Bernardino Counties. The properties included in the LBA Portfolio range from approximately 12,000 to 451,000 rentable square feet and have an average age of 11 years. Of the 50 properties included in the LBA Portfolio, 45 have been built since 1980 and 21 have been substantially renovated within the last five years. Upon closing of the LBA Acquisition the Company will own a total of 127 primarily office and R&D/industrial properties consisting of approximately 16.4 million rentable square feet.

     Management believes that the location, quality of construction and building amenities, as well as the Company's reputation for providing a high level of tenant service, have enabled the Company to attract and retain a diverse tenant base. As of January 1, 1998, the Properties were 82.6% leased (86.1% leased if the four properties under renovation are excluded) to approximately 2,050 tenants and the LBA Portfolio was 88.6% leased to approximately 570 tenants. As of January 1, 1998, no one tenant represented more than 1.5% of the aggregate Annualized Base Rent (as defined herein) of the Properties and the LBA Portfolio combined and only four tenants individually represented more than 1.0% of such aggregate Annualized Base Rent.

     The Properties and LBA Portfolio are leased to a variety of local, national and foreign businesses. Leases are typically structured for terms of three, five or 10 years. Most of the leases are full service, gross leases under which tenants typically pay for all real estate taxes and operating expenses above those for an established base year or expense stop. Leases typically contain provisions permitting tenants to renew at prevailing market rates. Under the lease, the landlord is generally responsible for structural repairs. Most leases do not permit early termination, however, certain leases permit the tenant to terminate upon six months' notice after the third year of a five-year lease or the fifth year of a 10-year lease, subject to the tenant's obligation to pay all unamortized tenant improvements and leasing commissions, a penalty of three to six months of additional rent, and any rent concessions provided, depending on the lease terms. Finally, tenants generally pay directly (without regard to a base year or expense stop) for overtime use of air conditioning and for on site monthly employee and visitor parking.

     Although the leases at the Properties and the LBA Portfolio primarily consist of gross leases (which represented approximately 82% of the total portfolio leased square footage as of January 1, 1998), they also include triple net leases with a number of tenants. In general, the triple net leases require the tenants to pay all real property taxes, insurance and expenses of maintaining the leased space or property and have renewal and termination provisions similar to those described above.

     The Company's Properties are regionally managed under active central control. All administration (including the formation and implementation of policies and procedures), leasing, capital expenditures and construction decisions are centrally administered at the Company's corporate office. The Company employs asset managers to oversee and direct the day-to-day operations of the Properties, as well as the on-site personnel, which may include a manager, assistant manager and other necessary staff. Asset managers communicate frequently with the Company's corporate offices to implement the Company's policies and procedures.

     The on-site staffing of each property is dictated by the property's size, tenant profile, number of tenants and location. The Company contracts with third parties for cleaning services, day porters, engineers and any other personnel necessary to operate the Properties.

     The following table sets forth certain information regarding the Properties and the LBA Portfolio as of January 1, 1998:

                                                                                                                     PERCENTAGE
                                                                                                       APPROXIMATE    OF TOTAL
                                                                                            YEAR(S)        NET       PORTFOLIO
                                                                                             BUILT/     RENTABLE    NET RENTABLE
          PROPERTY NAME                          SUBMARKET                   LOCATION      RENOVATED   SQUARE FEET  SQUARE FEET
---------------------------------- ------------------------------------- ----------------- ----------  -----------  ------------
OFFICE
LOS ANGELES COUNTY
LOS ANGELES WEST
9665 Wilshire                      Beverly Hills/Century City            Beverly Hills     1972/92-93     158,684        1.0%
Beverly Atrium                     Beverly Hills/Century City            Beverly Hills        1989         61,314        0.4%
8383 Wilshire                      Beverly Hills/Century City            Beverly Hills      1971/93       417,463        2.5%
120 Spalding                       Beverly Hills/Century City            Beverly Hills        1984         60,656        0.4%
9100 Wilshire                      Beverly Hills/Century City            Beverly Hills      1971/90       326,227        2.0%
Century Park Center                Beverly Hills/Century City            Los Angeles        1972/94       243,404        1.5%
10350 Santa Monica                 Beverly Hills/Century City            Los Angeles          1979         42,292        0.3%
10351 Santa Monica                 Beverly Hills/Century City            Los Angeles          1984         96,251        0.6%
Westwood Terrace                   Westwood/West Los Angeles             Los Angeles          1988        135,943        0.8%
1950 Sawtelle                      Westwood/West Los Angeles             Los Angeles        1988/95       103,772        0.6%
10780 Santa Monica                 Westwood/West Los Angeles             Los Angeles          1984         92,486        0.6%
Wilshire Pacific Plaza             Westwood/West Los Angeles             Los Angeles       1976/1987      100,122        0.6%
World Savings Center(2)(3)         Westwood/West Los Angeles             Los Angeles          1983        469,115        2.8%
1100 Glendon(4)(5)                 Westwood/West Los Angeles             Los Angeles          1965        282,013        1.7%
2730 Wilshire(6)                   Westwood/West Los Angeles             Santa Monica         1985         55,080        0.3%
Carlsberg Corporate Center         Westwood/West Los Angeles             Santa Monica         1979        103,506        0.6%
1919 Santa Monica*                 Westwood/West Los Angeles             Santa Monica         1991         44,096        0.3%
400 Corporate Pointe               Marina Area/Culver City/LAX           Culver City          1987        164,598        1.0%
600 Corporate Pointe*              Marina Area/Culver City/LAX           Culver City          1989        273,339        1.7%
Bristol Plaza                      Marina Area/Culver City/LAX           Culver City          1982         84,014        0.5%
Skyview Center                     Marina Area/Culver City/LAX           Los Angeles       1981,87/95     391,675        2.4%
5200 West Century(5)               Marina Area/Culver City/LAX           Los Angeles          1982        310,910        1.9%
Northpoint                         Marina Area/Culver City/LAX           Los Angeles          1991        104,235        0.6%
The New Wilshire                   Park Mile/West Hollywood              Los Angeles          1986        202,704        1.2%
145 South Fairfax                  Park Mile/West Hollywood              Los Angeles          1984         54,429        0.3%
9201 Sunset                        Park Mile/West Hollywood              Los Angeles       1963/92-95     158,585        1.0%
                                                                                                       ----------       ----
  Subtotal/Weighted Average -- Los                                                                      4,536,913       27.6%
    Angeles West

                                                                              ANNUALIZED
                                                                               BASE RENT
                                    PERCENT LEASED    ANNUALIZED              PER LEASED
                                         AS OF       BASE RENT(1)   NUMBER      SQUARE
          PROPERTY NAME             JANUARY 1, 1998    ($000S)     OF LEASES     FOOT
----------------------------------  ---------------  ------------  ---------  -----------
OFFICE
LOS ANGELES COUNTY
LOS ANGELES WEST
9665 Wilshire                             90.4%        $  4,151         22      $ 28.95
Beverly Atrium                            89.1%           1,341         10        24.55
8383 Wilshire                             80.8%           6,668        124        19.78
120 Spalding                              45.5%           1,054         12        38.22
9100 Wilshire                             84.9%           5,289         73        19.10
Century Park Center                       84.6%           4,326         79        21.01
10350 Santa Monica                        93.6%             700         16        17.68
10351 Santa Monica                        94.9%           1,584         16        17.33
Westwood Terrace                          88.4%           3,117         23        25.94
1950 Sawtelle                             92.2%           1,863         32        19.46
10780 Santa Monica                        90.4%           1,610         30        19.26
Wilshire Pacific Plaza                    68.1%           1,218         29        17.86
World Savings Center(2)(3)                86.1%          11,277         43        27.93
1100 Glendon(4)(5)                        42.5%           2,974        136        24.81
2730 Wilshire(6)                          78.9%             924         27        21.25
Carlsberg Corporate Center                94.6%           1,889         40        19.30
1919 Santa Monica*                        96.3%             941          6        22.14
400 Corporate Pointe                      95.4%           3,435         16        21.87
600 Corporate Pointe*                     86.3%           4,293         20        18.21
Bristol Plaza                             82.5%           1,213         22        17.52
Skyview Center                            89.5%           5,699         42        16.25
5200 West Century(5)                      30.2%           1,096         17        11.68
Northpoint                                99.0%           3,261          6        31.62
The New Wilshire                          84.7%           3,607         33        21.02
145 South Fairfax                         96.7%             992         12        18.85
9201 Sunset                               63.8%           3,200         57        31.64
                                         -----          -------      -----        -----
  Subtotal/Weighted Average -- Los        79.1%          77,722        943        21.67
    Angeles West

                                                                                                                     PERCENTAGE
                                                                                                       APPROXIMATE    OF TOTAL
                                                                                            YEAR(S)        NET       PORTFOLIO
                                                                                             BUILT/     RENTABLE    NET RENTABLE
          PROPERTY NAME                          SUBMARKET                   LOCATION      RENOVATED   SQUARE FEET  SQUARE FEET
---------------------------------- ------------------------------------- ----------------- ----------  -----------  ------------
LOS ANGELES NORTH
Calabasas Commerce Center          Simi/Conejo Valley                    Calabasas            1990        123,121        0.7%
Thousand Oaks Plaza                Simi/Conejo Valley                    Thousand Oaks        1988         13,434        0.1%
Rancho Plaza                       Simi/Conejo Valley                    Thousand Oaks        1987         24,057        0.1%
Pennsfield Plaza                   Simi/Conejo Valley                    Thousand Oaks        1989         21,202        0.1%
Conejo Business Park               Simi/Conejo Valley                    Thousand Oaks        1991         69,017        0.4%
Marin Corporate Center             Simi/Conejo Valley                    Thousand Oaks        1986         51,360        0.3%
Evergreen Plaza                    Simi/Conejo Valley                    Thousand Oaks      1979/96        75,722        0.5%
5601 Lindero Canyon                Simi/Conejo Valley                    Westlake             1989        105,830        0.6%
Renaissance Court                  Simi/Conejo Valley                    Westlake           1981/92        61,245        0.4%
Westlake Gardens                   Simi/Conejo Valley                    Westlake             1998         49,639        0.3%
6800 Owensmouth                    West San Fernando Valley              Canoga Park          1986         80,014        0.5%
Woodland Hills Financial Center    West San Fernando Valley              Woodland Hills     1972/95       224,955        1.3%
Clarendon Crest                    West San Fernando Valley              Woodland Hills       1990         43,063        0.3%
16000 Ventura                      Central San Fernando Valley           Encino             1980/96       174,841        1.1%
Sumitomo Bank Building             Central San Fernando Valley           Sherman Oaks      1970/90-91     110,641        0.7%
Noble Professional Center          Central San Fernando Valley           Sherman Oaks       1985/93        51,828        0.3%
Sunset Pointe Plaza                Valencia                              Newhall              1988         58,105        0.4%
303 Glenoaks                       East San Fernando Valley/Tri-Cities   Burbank            1983/96       175,449        1.0%
Burbank Executive Plaza            East San Fernando Valley/Tri-Cities   Burbank              1983         60,395        0.4%
California Federal Building        East San Fernando Valley/Tri-Cities   Burbank              1978         82,467        0.5%
425 West Broadway                  East San Fernando Valley/Tri-Cities   Glendale             1984         71,589        0.4%
535 Brand(5)                       East San Fernando Valley/Tri-Cities   Glendale           1973/92       109,187        0.7%
Glendale Corporate Center          East San Fernando Valley/Tri-Cities   Glendale             1985        108,209        0.7%
70 South Lake                      East San Fernando Valley/Tri-Cities   Pasadena           1982/94       100,133        0.6%
299 Euclid(5)                      East San Fernando Valley/Tri-Cities   Pasadena             1983         73,400        0.4%
150 East Colorado*                 East San Fernando Valley/Tri-Cities   Pasadena           1979/97        61,168        0.4%
5161 Lankershim*                   East San Fernando Valley/             North Hollywood    1985/97       178,317        1.1%
                                   Tri-Cities                                                          ----------       ----
  Subtotal/Weighted Average --                                                                          2,358,388       14.3%
    Los Angeles North

                                                                              ANNUALIZED
                                                                               BASE RENT
                                    PERCENT LEASED    ANNUALIZED              PER LEASED
                                         AS OF       BASE RENT(1)   NUMBER      SQUARE
          PROPERTY NAME             JANUARY 1, 1998    ($000S)     OF LEASES     FOOT
----------------------------------  ---------------  ------------  ---------  -----------
LOS ANGELES NORTH
Calabasas Commerce Center                100.0%        $  1,499         13      $ 12.17
Thousand Oaks Plaza                      100.0%             208          6        15.46
Rancho Plaza                              95.8%             344         19        14.93
Pennsfield Plaza                         100.0%             375         11        17.67
Conejo Business Park                      83.3%           1,024         24        17.80
Marin Corporate Center                    98.6%             998         31        19.70
Evergreen Plaza                           80.3%           1,066         37        17.52
5601 Lindero Canyon                      100.0%           1,206          2        11.39
Renaissance Court                         61.1%             710         13        18.97
Westlake Gardens                          22.1%             262          3        23.85
6800 Owensmouth                           84.1%           1,173         19        17.42
Woodland Hills Financial Center           88.1%           4,472         60        22.57
Clarendon Crest                           84.7%             677          8        18.56
16000 Ventura                             89.6%           2,917         45        18.62
Sumitomo Bank Building                    89.4%           1,933         48        19.54
Noble Professional Center                 92.3%           1,063         17        22.22
Sunset Pointe Plaza                       95.7%           1,171         27        21.06
303 Glenoaks                              98.3%           3,601         24        20.88
Burbank Executive Plaza                   83.8%           1,090          9        21.54
California Federal Building               96.3%           1,661          9        20.91
425 West Broadway                         95.2%           1,321         13        19.38
535 Brand(5)                              33.6%             293          6         8.00
Glendale Corporate Center                 72.6%           1,462         13        18.60
70 South Lake                             94.4%           1,971         16        20.87
299 Euclid(5)                             29.4%             402          1        18.60
150 East Colorado*                        75.3%             796         15        17.29
5161 Lankershim*                          83.5%           3,263          5        21.93
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --            83.2%          36,958        494        18.84
    Los Angeles North

                                                                                                                     PERCENTAGE
                                                                                                       APPROXIMATE    OF TOTAL
                                                                                            YEAR(S)        NET       PORTFOLIO
                                                                                             BUILT/     RENTABLE    NET RENTABLE
          PROPERTY NAME                          SUBMARKET                   LOCATION      RENOVATED   SQUARE FEET  SQUARE FEET
---------------------------------- ------------------------------------- ----------------- ----------  -----------  ------------
LOS ANGELES SOUTH
4811 Airport Plaza(3)              Long Beach                            Long Beach         1987/95       121,610        0.7%
4900/10 Airport Plaza(3)           Long Beach                            Long Beach         1987/95       150,403        0.9%
5000 Spring(3)                     Long Beach                            Long Beach         1989/95       163,358        1.0%
100 West Broadway                  Long Beach                            Long Beach         1987/96       191,727        1.2%
1501 Hughes Way*                   Long Beach                            Long Beach         1983/97        77,060        0.5%
3901 Via Oro*                      Long Beach                            Long Beach         1986/97        53,195        0.3%
12501 East Imperial Highway        Long Beach                            Norwalk            1978/94       122,175        0.7%
Grand Avenue Plaza                 El Segundo                            El Segundo         1979,80        84,500        0.5%
South Bay Centre                   Torrance                              Gardena              1984        202,830        1.3%
Harbor Corporate Center            Torrance                              Gardena              1985         63,925        0.4%
Pacific Gateway II                 Torrance                              Torrance           1982/90       223,731        1.4%
Mariner Court                      Torrance                              Torrance             1989        105,436        0.6%
South Bay Technology Center        Torrance                              Torrance             1984        104,815        0.6%
                                                                                                       ----------       ----
    Subtotal/Weighted Average                                                                           1,664,765       10.1%
      -- Los Angeles South
LOS ANGELES CENTRAL
Los Angeles Corporate Center       San Gabriel Valley                    Monterey Park      1984,86       389,293        2.4%
Whittier Financial Center          San Gabriel Valley                    Whittier           1967,82       135,415        0.8%
1370 Valley Vista                  San Gabriel Valley                    Diamond Bar          1988         84,081        0.5%
                                                                                                       ----------       ----
    Subtotal/Weighted Average                                                                             608,789        3.7%
      -- Los Angeles Central
ORANGE COUNTY
5832 Bolsa                         West County                           Huntington Beach     1985         49,355        0.3%
Huntington Beach Plaza I & II*     West County                           Huntington Beach   1984/96        52,186        0.3%
City Centre                        West County                           Fountain Valley      1982        302,519        1.7%
Fountain Valley Plaza*             West County                           Fountain Valley      1982        107,252        0.7%
3300 Irvine Avenue*                Greater Airport Area                  Newport Beach      1981/97        74,224        0.5%
1821 Dyer                          Greater Airport Area                  Irvine             1980/88       115,061        0.7%
Von Karman Corporate Center*       Greater Airport Area                  Irvine             1981/84       451,477        2.7%
1503 South Coast*                  Greater Airport Area                  Costa Mesa         1979/97        60,605        0.4%
Crown Cabot                        South County                          Laguna Niguel        1989        172,900        1.1%
One Venture*                       South County                          Irvine             1990/97        43,324        0.3%
Anaheim City Centre(3)             Tri-Freeway Area                      Anaheim            1986/91       175,391        1.1%
625 The City*                      Tri-Freeway Area                      Orange             1985/97       139,806        0.8%
Orange Financial Center*           Central County                        Orange             1985/95       305,439        1.9%
Centerpointe La Palma              North County                          La Palma          1986,88,90     597,550        3.6%
Lambert Office Plaza*              North County                          Brea               1986/97        32,807        0.2%
                                                                                                       ----------       ----
  Subtotal/Weighted Average --                                                                          2,679,896       16.3%
    Orange County

                                                                              ANNUALIZED
                                                                               BASE RENT
                                    PERCENT LEASED    ANNUALIZED              PER LEASED
                                         AS OF       BASE RENT(1)   NUMBER      SQUARE
          PROPERTY NAME             JANUARY 1, 1998    ($000S)     OF LEASES     FOOT
----------------------------------  ---------------  ------------  ---------  -----------
LOS ANGELES SOUTH
4811 Airport Plaza(3)                    100.0%        $  1,051          1      $  8.64
4900/10 Airport Plaza(3)                 100.0%           1,173          1         7.80
5000 Spring(3)                            95.5%           3,010         28        19.30
100 West Broadway                         94.4%           3,677         29        20.31
1501 Hughes Way*                          59.5%             592          2        12.91
3901 Via Oro*                              9.9%              71          1        13.44
12501 East Imperial Highway               99.6%           2,081          6        17.10
Grand Avenue Plaza                        88.2%           1,106          5        14.84
South Bay Centre                          82.4%           2,910         32        17.40
Harbor Corporate Center                   80.2%             721         17        14.07
Pacific Gateway II                        69.9%           2,953         29        18.87
Mariner Court                             84.5%           1,523         31        17.09
South Bay Technology Center               71.5%           1,089          7        14.54
                                         -----          -------      -----        -----
    Subtotal/Weighted Average             83.8%          21,957        189        15.74
      -- Los Angeles South
LOS ANGELES CENTRAL
Los Angeles Corporate Center              85.3%           7,085         37        21.33
Whittier Financial Center                 89.1%           2,395         39        19.86
1370 Valley Vista                         88.8%           1,484         14        19.88
                                         -----          -------      -----        -----
    Subtotal/Weighted Average             86.6%          10,964         90        20.79
      -- Los Angeles Central
ORANGE COUNTY
5832 Bolsa                               100.0%             679          1        13.75
Huntington Beach Plaza I & II*            87.9%             607         13        13.25
City Centre                               90.3%           3,921         24        14.36
Fountain Valley Plaza*                   100.0%           1,732          4        16.15
3300 Irvine Avenue*                       88.7%           1,129         24        17.15
1821 Dyer                                  0.0%              --         --           --
Von Karman Corporate Center*              82.7%           4,905         21        13.13
1503 South Coast*                         95.1%             838         23        14.55
Crown Cabot                               78.4%           2,704         32        19.95
One Venture*                              39.4%             351          5        20.57
Anaheim City Centre(3)                    94.6%           2,745         13        16.54
625 The City*                            100.0%           2,412         33        17.18
Orange Financial Center*                  84.9%           5,001         35        19.29
Centerpointe La Palma                     90.0%           8,914         74        16.58
Lambert Office Plaza*                     99.8%             583          8        17.81
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --            84.4%          36,521        310        16.15
    Orange County

                                                                                                                     PERCENTAGE
                                                                                                       APPROXIMATE    OF TOTAL
                                                                                            YEAR(S)        NET       PORTFOLIO
                                                                                             BUILT/     RENTABLE    NET RENTABLE
          PROPERTY NAME                          SUBMARKET                   LOCATION      RENOVATED   SQUARE FEET  SQUARE FEET
---------------------------------- ------------------------------------- ----------------- ----------  -----------  ------------
SAN DIEGO COUNTY
Imperial Bank Tower(3)             Downtown                              San Diego          1982/96       540,413        3.3%
Foremost Professional Plaza        I-15 Corridor                         San Diego            1992         60,534        0.4%
Activity Business Center           I-15 Corridor                         San Diego            1987        167,045        1.0%
Bernardo Regency                   I-15 Corridor                         San Diego            1986         47,916        0.3%
Carlsbad Corporate Center*         North Coast                           Carlsbad             1996        125,000        0.8%
Balboa Corporate Center*           Mission Valley/Kearny Mesa            San Diego            1990         69,890        0.4%
Panorama Corporate Center*         Mission Valley/Kearny Mesa            San Diego            1991        133,245        0.8%
Ruffin Corporate Center*           Mission Valley/Kearny Mesa            San Diego            1990         45,059        0.3%
Skypark Office Plaza*              Mission Valley/Kearny Mesa            San Diego            1986        202,164        1.2%
Governor Park Plaza*               North City                            San Diego            1986        104,065        0.6%
5120 Shoreham*                     North City                            San Diego            1984         37,759        0.2%
Sorrento Valley Science Park*      North City                            San Diego            1984        181,207        1.1%
Torreyanna Science Park*           North City                            La Jolla           1980/97        81,204        0.5%
Uniden Building*                   North City                            San Diego            1990         28,119        0.2%
10251 Vista Sorrento*              North City                            San Diego          1981/95        69,386        0.4%
                                                                                                       ----------       ----
  Subtotal/Weighted Average --                                                                          1,893,006       11.5%
    San Diego County
VENTURA COUNTY
Center Promenade                   West County                           Ventura              1982        174,837        1.1%
1000 Town Center                   West County                           Oxnard               1989        107,653        0.7%
Camarillo Business Center*         West County                           Camarillo         1984/1997      154,216        0.9%
                                                                                                       ----------       ----
  Subtotal/Weighted Average --                                                                            436,706        2.7%
    Ventura County

                                                                              ANNUALIZED
                                                                               BASE RENT
                                    PERCENT LEASED    ANNUALIZED              PER LEASED
                                         AS OF       BASE RENT(1)   NUMBER      SQUARE
          PROPERTY NAME             JANUARY 1, 1998    ($000S)     OF LEASES     FOOT
----------------------------------  ---------------  ------------  ---------  -----------
SAN DIEGO COUNTY
Imperial Bank Tower(3)                    81.4%        $  7,437         50      $ 16.90
Foremost Professional Plaza               93.9%           1,094         53        19.25
Activity Business Center                  97.7%           1,691         44        10.36
Bernardo Regency                          95.1%             743         19        16.31
Carlsbad Corporate Center*               100.0%             819          1         6.55
Balboa Corporate Center*                 100.0%             693          1         9.92
Panorama Corporate Center*                99.9%           2,157          1        16.20
Ruffin Corporate Center*                 100.0%             387          1         8.60
Skypark Office Plaza*                     99.7%           2,712         11        13.45
Governor Park Plaza*                      91.2%           1,342         18        14.14
5120 Shoreham*                            84.5%             476          1        14.93
Sorrento Valley Science Park*             95.2%           2,447          9        14.17
Torreyanna Science Park*                 100.0%           1,633          1        20.11
Uniden Building*                         100.0%             321          2        11.40
10251 Vista Sorrento*                    100.0%           1,029          1        14.83
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --            92.9%          24,981        213        14.21
    San Diego County
VENTURA COUNTY
Center Promenade                          76.7%           1,939         46        14.46
1000 Town Center                         100.0%           2,041         13        18.96
Camarillo Business Center*                78.9%           1,767         16        14.51
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --            83.2%           5,747         75        15.81
    Ventura County
RIVERSIDE AND SAN BERNARDINO
  COUNTIES
Centrelake Plaza*                  Inland Empire West                    Ontario              1989        110,763        0.7%
Tower Plaza I*                     Temecula                              Temecula             1988         72,350        0.4%
Tower Plaza II*                    Temecula                              Temecula             1983         19,301        0.1%
Tower Plaza III*                   Temecula                              Temecula             1983         12,483        0.1%
Chicago Avenue Business Park*      Inland Empire East                    Riverside            1986         47,482        0.3%
Havengate Center*                  Inland Empire East                    Rancho Cucamonga     1985         80,557        0.5%
HDS Plaza*                         Inland Empire East                    San Bernardino       1987        104,178        0.6%
                                                                                                       ----------       ----
  Subtotal/Weighted Average --                                                                            447,114        2.7%
    Riverside and San Bernardino
    Counties
KERN COUNTY
Parkway Center                     Bakersfield                           Bakersfield        1992,95        61,333        0.4%
California Twin Center             Bakersfield                           Bakersfield          1983        155,189        0.9%
                                                                                                       ----------       ----
  Subtotal/Weighted Average --Kern                                                                        216,522        1.3%
    County
Total/Weighted Average -- Office                                                                       14,842,099       90.2%
                                                                                                       ----------       ----
Total -- Office (Excluding                                                                             14,066,589       85.5%
  properties
  under renovation)                                                                                    ----------       ----

RIVERSIDE AND SAN BERNARDINO
Centrelake Plaza*                         63.2%           1,166         14        16.65
Tower Plaza I*                            78.8%             853         15        14.95
Tower Plaza II*                           76.7%             153         17        10.32
Tower Plaza III*                          69.1%              90         18        10.45
Chicago Avenue Business Park*             76.3%             489          6        13.49
Havengate Center*                         92.7%           1,142         12        15.29
HDS Plaza*                                82.2%           1,395         13        16.29
                                          ----         --------      -----      -------
  Subtotal/Weighted Average --            77.6%           5,288         95        15.24
    Riverside and San Bernardino
    Counties
KERN COUNTY
Parkway Center                            99.5%           1,092         10        17.88
California Twin Center                    92.4%           3,352          9        23.39
                                          ----         --------      -----      -------
  Subtotal/Weighted Average --Kern        94.4%           4,444         19        21.75
    County
Total/Weighted Average -- Office          83.6%        $224,584      2,428      $ 18.10
                                          ----         --------      -----      -------
Total -- Office (Excluding                86.3%        $219,818      2,268      $ 18.12
  properties
  under renovation)                       ----         --------      -----      -------

  COUNTIES

                                                                                                                     PERCENTAGE
                                                                                                       APPROXIMATE    OF TOTAL
                                                                                            YEAR(S)        NET       PORTFOLIO
                                                                                             BUILT/     RENTABLE    NET RENTABLE
          PROPERTY NAME                          SUBMARKET                   LOCATION      RENOVATED   SQUARE FEET  SQUARE FEET
---------------------------------- ------------------------------------- ----------------- ----------  -----------  ------------
R&D/INDUSTRIAL
ORANGE COUNTY
5602 Bolsa*                        West County                           Huntington Beach   1987/97        27,731         0.2%
5672 Bolsa*                        West County                           Huntington Beach     1987         11,968         0.1%
5632 Bolsa*                        West County                           Huntington Beach     1987         21,568         0.1%
Huntington Commerce Center*        West County                           Huntington Beach     1987         67,551         0.4%
Savi Tech Center*                  North County                          Yorba Linda          1989        341,446         2.0%
Yorba Linda Business Park*         North County                          Yorba Linda          1988        167,142         1.0%
                                                                                                       ----------        ----
  Subtotal/Weighted Average --
    Orange County                                                                                         637,406         3.8%
SAN DIEGO COUNTY
Cymer Technology Center*           I-15 Corridor                         Rancho Bernardo      1986        155,612         0.9%
Poway Industrial*                  I-15 Corridor                         Poway              1991/96       112,000         0.7%
10180 Scripps Ranch*               I-15 Corridor                         San Diego          1978/96        43,560         0.3%
10965-93 Via Frontera*             I-15 Corridor                         Rancho Bernardo    1982/97        77,920         0.5%
Westridge*                         North City                            San Diego          1984/96        48,850         0.3%
                                                                                                       ----------        ----
  Subtotal/Weighted Average -- San
    Diego County                                                                                          437,942         2.7%
RIVERSIDE AND SAN BERNARDINO
  COUNTY
Ontario Airport Commerce Center*   Inland Empire West                    Ontario            1987/97       213,127         1.3%
Highlands I*                       Temecula                              Temecula             1988         26,856         0.2%
Highlands II*                      Temecula                              Temecula             1990         41,210         0.3%
Hunter Business Park*              Inland Empire East                    Riverside            1990        106,782         0.6%
                                                                                                       ----------        ----
  Subtotal/Weighted Average --
    Riverside and San Bernardino
    County                                                                                                387,975         2.4%
Total/Weighted Average --
  R&D/Industrial                                                                                        1,463,323         8.9%
                                                                                                       ----------        ----
RETAIL
SAN DIEGO AREA
Tower Plaza Retail*                Temecula                              Temecula           1970/97       144,225         0.9%
                                                                                                       ----------        ----
Total/Weighted Average -- Retail                                                                          144,225         0.9%
                                                                                                       ----------        ----
Portfolio Total                                                                                        16,449,647       100.0%
                                                                                                       ==========       =====
Portfolio Total (excluding
  properties under renovation)                                                                         15,674,137        95.3%
                                                                                                       ==========       =====

                                                                              ANNUALIZED
                                                                               BASE RENT
                                    PERCENT LEASED    ANNUALIZED              PER LEASED
                                         AS OF       BASE RENT(1)   NUMBER      SQUARE
          PROPERTY NAME             JANUARY 1, 1998    ($000S)     OF LEASES     FOOT
----------------------------------  ---------------  ------------  ---------  -----------
R&D/INDUSTRIAL
ORANGE COUNTY
5602 Bolsa*                              100.0%        $    189          2      $  6.81
5672 Bolsa*                              100.0%              75          1         6.24
5632 Bolsa*                              100.0%             155          1         7.20
Huntington Commerce Center*               94.1%             413         19         6.50
Savi Tech Center*                        100.0%           2,556          4         7.48
Yorba Linda Business Park*                96.5%           1,158         60         7.18
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --
    Orange County                         98.5%           4,546         87         7.24
SAN DIEGO COUNTY
Cymer Technology Center*                  88.1%           1,742          2        12.71
Poway Industrial*                        100.0%             605          1         5.40
10180 Scripps Ranch*                     100.0%             366          1         8.40
10965-93 Via Frontera*                    89.4%             529          4         7.59
Westridge*                               100.0%             550          4        11.25
                                         -----          -------      -----        -----
  Subtotal/Weighted Average -- San
    Diego County                          93.9%           3,792         12         9.22
RIVERSIDE AND SAN BERNARDINO
  COUNTY
Ontario Airport Commerce Center*          97.7%           1,189         44         5.71
Highlands I*                              94.7%             218          8         8.57
Highlands II*                             84.9%             387         12        11.06
Hunter Business Park*                     65.8%             436         12         6.21
                                         -----          -------      -----        -----
  Subtotal/Weighted Average --
    Riverside and San Bernardino
    County                                87.3%           2,230         76         6.58
Total/Weighted Average --
  R&D/Industrial                          94.2%        $ 10,568        175      $  7.67
                                         -----          -------      -----        -----
RETAIL
SAN DIEGO AREA
Tower Plaza Retail*                       83.3%           1,252         21        10.41
                                         -----          -------      -----        -----
Total/Weighted Average -- Retail          83.3%        $  1,252         21      $ 10.41
                                         -----          -------      -----        -----
Portfolio Total                           84.5%        $236,403      2,624      $ 17.00
                                         =====          =======      =====        =====
Portfolio Total (excluding
  properties under renovation)            87.0%        $231,638      2,464      $ 16.99
                                         =====          =======      =====        =====

---------------

* Indicates LBA Portfolio property

(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of January 1, 1998, multiplied by 12; for those leases where rent has not yet commenced or which are in a free rent period, the first month in which rent is received is used to determine Annualized Base Rent.

(2) The Company currently owns a 75% interest in the property and has an option to purchase the remaining 25% interest for $27,500,000 which may be exercised beginning March 15, 1998.

(3) The land underlying these Properties and/or their parking structures is leased by the Company pursuant to long term ground leases.

(4) The Company owns a 97.5% interest in the property.

(5) Property is currently under renovation.

(6) Above amounts for 2730 Wilshire exclude the 100%-occupied 12,740 square foot, 16-unit apartment complex which is also owned by the Company.

TENANT INFORMATION

     The Properties and LBA Portfolio are leased to over 2,600 tenants which are engaged in a variety of businesses, including financial services, entertainment, health care services, accounting, law, computer technology, education and publishing. The following table sets forth the Annualized Base Rent as of January 1, 1998 derived from the 20 largest tenants at the Properties and LBA
Portfolio:

                                              WEIGHTED                                             PERCENTAGE
                                               AVERAGE                  PERCENTAGE                     OF
                                              REMAINING                     OF                     AGGREGATE
                                      NUMBER    LEASE      AGGREGATE     AGGREGATE    ANNUALIZED   PORTFOLIO
                                        OF      TERM       RENTABLE       LEASED      BASE RENT    ANNUALIZED
               TENANT                 LEASES  IN MONTHS   SQUARE FEET   SQUARE FEET    ($000S)     BASE RENT
------------------------------------- ------  ---------   -----------   -----------   ----------   ----------
State of California..................   25       131          214,860        1.53%     $  3,581        1.46%
Chevron USA, Inc.....................    1        45          103,887        0.74%        2,755        1.12%
State Compensation Insurance Fund....    1         2          113,513        0.81%        2,634        1.07%
Eastman Kodak Company................    1        48           69,536        0.50%        2,462        1.00%
Foote, Cone & Belding -- Honig,
  Inc................................    1        71           62,003        0.44%        2,325        0.95%
Atlantic Richfield Company...........    2       106          125,609        0.90%        2,266        0.92%
Walt Disney Pictures & Television,
  Inc................................    1        68           98,802        0.71%        2,241        0.91%
McDonnell Douglas Corp...............    1        95          272,013        1.94%        2,224        0.90%
Community Healthcare Alliance........    1        69          133,149        0.95%        2,157        0.88%
Pepperdine University................    1        61           89,752        0.64%        2,075        0.84%
Sony Pictures Entertainment, Inc.....    4        70          114,211        0.82%        2,037        0.83%
Needham Harper & Steers/USA, Inc.....    1        71           50,814        0.36%        2,028        0.83%
Southern Pacific Transportation......    1        15           83,017        0.59%        1,942        0.79%
Donnelley Information Publishing,
  Inc................................    1         9           71,946        0.51%        1,856        0.76%
GTE Directories Sales, Inc...........    2        21          113,124        0.81%        1,772        0.72%
Aurora Biosciences Corp..............    1       131           81,204        0.58%        1,633        0.66%
Cymer, Inc...........................    1       146          137,164        0.98%        1,610        0.66%
Logicon, Inc.........................    1        55           74,174        0.53%        1,575        0.64%
Systems Tax Service..................    3        53           87,958        0.63%        1,262        0.51%
Computer & Equipment Leasing Corp....    1        27           63,604        0.45%        1,250        0.51%
                                       ---       ---        ---------      ------       -------      ------
     Total/Weighted Average(1).......   51        52        2,160,340       15.42%     $ 41,685       16.96%
                                       ===       ===        =========      ======       =======      ======

---------------

(1) Weighted average calculation based on rentable square footage leased by each tenant.

LEASE DISTRIBUTIONS

     The following table sets forth information relating to the distribution of the leases for the Properties and LBA Portfolio, based on rentable square feet under lease, as of January 1, 1998:

                                                             PERCENTAGE                                   PERCENTAGE
                                                            OF AGGREGATE    ANNUALIZED    AVERAGE BASE   OF AGGREGATE
                               PERCENTAGE       SQUARE       PORTFOLIO     BASE RENT OF     RENT PER      PORTFOLIO
SQUARE FEET UNDER  NUMBER OF     OF ALL       FOOTAGE OF       LEASED         LEASES      SQUARE FOOT     ANNUALIZED
      LEASE         LEASES       LEASES         LEASES      SQUARE FEET      ($000S)       OF LEASES      BASE RENT
-----------------  ---------   ----------     -----------   ------------   ------------   ------------   ------------
 2,500 or less...    1,461        55.68%        1,890,317       13.60%       $ 36,061        $19.08          14.13%
 2,501-5,000.....      529        20.16%        1,822,145       13.11%         34,039         18.68          13.34%
 5,001-7,500.....      204         7.77%        1,257,125        9.04%         23,240         18.49           9.10%
 7,501-10,000....      143         5.45%        1,235,202        8.88%         21,525         17.43           8.43%
10,001-20,000....      169         6.44%        2,324,244       16.72%         44,792         19.27          17.55%
20,001-40,000....       68         2.59%        1,881,925       13.53%         33,531         17.82          13.14%
40,001 and
  over...........       50         1.91%        3,492,770       25.12%         62,063         17.77          24.31%
                     -----       ------        ----------      ------        --------        ------         ------
     Total.......    2,624       100.00%       13,903,728      100.00%       $255,251        $18.36         100.00%
                     =====       ======        ==========      ======        ========        ======         ======

LEASE EXPIRATIONS

     The following table sets forth a summary schedule of the total lease expirations for the Properties and LBA Portfolio for leases in place as of January 1, 1998, assuming that none of the tenants exercise renewal options or termination rights, if any, at or prior to the scheduled expirations:

                                                         PERCENTAGE     ANNUALIZED    AVERAGE BASE    PERCENTAGE
                                            SQUARE      OF AGGREGATE   BASE RENT OF     RENT PER     OF AGGREGATE
                            NUMBER OF     FOOTAGE OF     PORTFOLIO       EXPIRING     SQUARE FOOT     PORTFOLIO
      YEAR OF LEASE          LEASES        EXPIRING        LEASED         LEASES      OF EXPIRING     ANNUALIZED
        EXPIRATION          EXPIRING        LEASES      SQUARE FEET     ($000S)(2)       LEASES       BASE RENT
      -------------         ---------     -----------   ------------   ------------   ------------   ------------
  1998(1).................      835         2,394,079       17.22%       $ 40,076        $16.74          15.70%
  1999....................      463         1,913,648       13.76%         31,292         16.35          12.26%
  2000....................      453         1,769,745       12.73%         33,249         18.79          13.02%
  2001....................      300         1,658,704       11.93%         33,004         19.90          12.92%
  2002....................      288         1,942,068       13.97%         36,667         18.88          14.35%
  2003....................       96         1,170,055        8.42%         25,310         21.63           9.93%
  2004....................       62           894,246        6.43%         16,203         18.12           6.35%
  2005....................       47           849,659        6.11%         12,471         14.68           4.89%
  2006....................       29           416,567        3.00%          9,210         22.11           3.62%
  2007....................       29           263,586        1.90%          5,492         20.84           2.15%
  2008....................        8           260,948        1.88%          6,017         23.06           2.36%
  2009....................        4           130,648        0.94%          2,024         15.49           0.79%
  2010+...................       10           239,775        1.71%          4,236         17.67           1.66%
                              -----        ----------      ------        --------        ------         ------
          Total...........    2,624        13,903,728      100.00%       $255,251        $18.36         100.00%
                              =====        ==========      ======        ========        ======         ======

---------------

(1) All month-to-month leases are assumed to expire during 1998.

(2) Base rent is as of the date of lease expiration, including all fixed contractual base rent increases; increases tied to indices such as the Consumer Price Index are not included.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE AND SENIOR OFFICERS

     The following table sets forth certain current information with respect to the directors and executive and senior officers of the Company:

                                                                                        EXPIRATION
                                                                                        OF TERM AS
        NAME          AGE                            POSITION                            DIRECTOR
--------------------  ---     ------------------------------------------------------    ----------
Richard S. Ziman      55      Chairman of the Board and Chief Executive Officer            1999
Victor J. Coleman     36      President, Chief Operating Officer and Director              1999
Diana M. Laing        43      Chief Financial Officer and Secretary
                              Executive Vice President and Director of Property
Andrew J. Sobel       38      Operations
Jeffrey A. Berger     35      Senior Vice President -- Acquisitions
Daniel S. Bothe       32      Senior Vice President -- Finance
Richard S. Davis      39      Chief Accounting Officer
Randy J. Noblitt      41      Senior Vice President -- Asset Management
Robert C. Peddicord   36      Senior Vice President -- Leasing
Herbert L. Porter     59      Senior Vice President -- Construction and Development
Carl D. Covitz        58      Director                                                     2000
Larry S. Flax         55      Director                                                     2000
Steven C. Good        55      Director                                                     1998
Kenneth B. Roath      62      Director                                                     2000

     The following is a biographical summary of the experience of the directors and executive and senior officers of the Company:

     RICHARD S. ZIMAN. Mr. Ziman is a founder of the Company and has served as the Chairman of the Board and Chief Executive Officer since its inception. He has been involved in the real estate industry for over 25 years. In 1990, Mr. Ziman formed Namiz and served as its Chairman of the Board and Chief Executive Officer from its inception until the formation of the Company. In 1979 he co-founded Pacific Financial Group, a diversified real estate investment and development firm headquartered in Beverly Hills, of which he was the Managing General Partner. Mr. Ziman received his Bachelor's Degree and his Juris Doctor Degree from the University of Southern California and practiced law as a partner of the law firm of Loeb & Loeb from 1971 to 1980, specializing in transactional and financing aspects of real estate.

     VICTOR J. COLEMAN. Mr. Coleman is a founder of the Company and has served as the President and Chief Operating Officer and as a Director of the Company since its inception. He was the President, Chief Operating Officer and cofounder of Namiz from 1990 to 1996. From 1987 to 1989, Mr. Coleman was Vice President of Los Angeles Realty Services, Inc. and earlier in his career from 1985 to 1987 was Director of Marketing/Investment Advisor of Development Systems International and an associate at Drexel Burnham Lambert specializing in private placements with institutional and individual investors. Mr. Coleman received his Bachelor's Degree from the University of California at Berkeley and received his Master of Business Administration from Golden Gate University.

     DIANA M. LAING. Ms. Laing has served as Chief Financial Officer of the Company since August 1996 and as Secretary of the Company since February 1997. Prior to joining the Company, Ms. Laing served, from 1985 to 1996, as Executive Vice President and Chief Financial Officer of South West Property Trust, Inc., a publicly traded apartment properties real estate investment trust, and its predecessor Southwest Realty, Ltd. Ms. Laing also served from 1982 to 1985 as Controller, Treasurer and Vice President -- Finance of Southwest Realty, Ltd. From 1981 to 1982, Ms. Laing was Controller of Crawford Energy, Inc. and she served as a member of the audit staff of Arthur Andersen & Company from 1978 to 1981. Ms. Laing is a Certified Public

Accountant and a member of the American Institute of CPAs and the Texas Society of Public Accountants. Ms. Laing received her Bachelor of Science in Accounting from Oklahoma State University.

     ANDREW J. SOBEL. Mr. Sobel served as Executive Vice President and Director of Leasing of the Company since its formation through July 1997 and Executive Vice President, Director of Property Operations since August 1997. He served as Director of Leasing for Namiz from 1992 to 1996. Mr. Sobel is an attorney admitted to the State Bar of California in 1985 with 11 years experience in the practice of real estate law. From 1990 to 1992, Mr. Sobel was a sole practitioner. From 1987 to 1990 he was an attorney with the law firm of Pircher, Nichols & Meeks specializing in all aspects of its real estate transactional practice including acquisitions, leasings and financings. Mr. Sobel received his Bachelor's Degree from State University of New York at Oswego and his Juris Doctor Degree from the University of California, Berkeley (Boalt Hall).

     JEFFREY A. BERGER. Mr. Berger has served as Senior Vice
President -- Acquisitions of the Company since October 1997. Prior to joining the Company, Mr. Berger served as Vice President and Director of Berger Realty Group, a privately held real estate company in Chicago, Illinois. Berger Realty Group managed and leased approximately 1,000 apartments, and over two million rentable square feet of office, retail, and R&D/industrial properties. Mr. Berger was responsible for all acquisitions and finance and for managing a staff of 75 people. Prior to joining Berger Realty Group, Mr. Berger served as Assistant Vice President of Real Estate Acquisitions for Heitman Financial.

     DANIEL S. BOTHE. Mr. Bothe served as Vice President -- Finance of the Company from December 1996 to December 1997 and Senior Vice President -- Finance since January 1998. From 1993 to 1996, Mr. Bothe was a management consultant with the E&Y Kenneth Leventhal Real Estate Group of Ernst & Young LLP. From 1988 to 1991, Mr. Bothe served as a member of the audit staff of KPMG Peat Marwick LLP specializing in real estate. Mr. Bothe is a Certified Public Accountant in the State of California and a member of the America Institute of CPAs. Mr. Bothe received his Bachelor of Science in Accounting from San Diego State University and his Master of Business Administration from the University of Southern California.

     RICHARD S. DAVIS. Mr. Davis has served as Chief Accounting Officer of the Company since January 1998. From 1996 to 1997, Mr. Davis was with Catellus Development Corporation where he was responsible for accounting and finance of the asset management and development divisions. From 1985 to 1996, Mr. Davis served as a member of the audit staff of both KPMG Peat Marwick LLP and Price Waterhouse LLP specializing in real estate. Mr. Davis is a Certified Public Accountant in the states of California and Missouri and a member of the American Institute of CPAs. Mr. Davis received his Bachelor of Science in Accounting from the University of Missouri at Kansas City.

     RANDY J. NOBLITT. Mr. Noblitt has served as Senior Vice President -- Asset Management of the Company since November 1997. From 1995 to 1997, Mr. Noblitt established a management consulting practice serving the real estate industry. From 1993 to 1995, Mr. Noblitt served as Senior Vice President of Tishman West in charge of the Southern California operation. In 1992 and 1993 Mr. Noblitt served as Senior Portfolio Manager and Director of Management Services for Cushman & Wakefield in Southern California. Mr. Noblitt's career includes extensive experience in asset management, leasing and development of all commercial property types. Mr. Noblitt received his Bachelor of Science degree in Business Administration from California State University, Northridge.

     ROBERT C. PEDDICORD. Mr. Peddicord has served as Vice President -- Leasing of the Company from December 1996 to September 1997 and Senior Vice
President -- Leasing since October 1997. From 1987 to 1996, Mr. Peddicord was a Managing Director in the West Los Angeles office of Julien J. Studley, representing landlords and tenants in the leasing of office space. From 1984 to 1986, Mr. Peddicord served as a branch Vice President for Great Western Financial Corporation. Mr. Peddicord received his Bachelor's Degree in Economics from the University of California at Los Angeles.

     HERBERT L. PORTER. Mr. Porter has served as Senior Vice
President -- Construction and Development of the Company since its formation. He served as Director of Construction and Capital Improvements for Namiz from 1993 to 1996. From 1973 to 1992, Mr. Porter was a partner/owner in his own real estate development and property management company specializing in medium to high-rise commercial office buildings.

Mr. Porter's over 24 years in commercial office development include planning, financing, acquisition, entitlements and approvals, design, construction, marketing, leasing, tenant improvements and outright sale. Mr. Porter received his Bachelor's Degree from the University of Southern California.

     CARL D. COVITZ. Mr. Covitz has served as a member of the Board of Directors of the Company since its inception as a public company in October 1996. For 18 of the past 23 years, Mr. Covitz has served as the owner and President of Landmark Capital, Inc., a national real estate development and investment company involved in the construction, financing, ownership and management of commercial, residential and warehouse properties. Mr. Covitz has also previously served, from 1990 to 1993, as Secretary of the Business, Transportation & Housing Agency of the State of California as well as Under Secretary and Chief Operating Officer of the U.S. Department of Housing and Urban Development from 1987 to 1989. Mr. Covitz is currently the Chairman of the Board of Directors of Century Housing Corporation and is the past Chairman of the Board of several organizations including the Federal Home Loan Bank of San Francisco and the Los Angeles City Housing Authority. Mr. Covitz received his Bachelor's Degree from the Wharton School at the University of Pennsylvania and his Master of Business Administration from the Columbia University Graduate School of Business.

     LARRY S. FLAX. Mr. Flax has served as a member of the Board of Directors of the Company since December 1996. Mr. Flax is Co-Founder and Co-Chairman of the Board of California Pizza Kitchen. Prior to becoming a restaurateur in 1985, Mr. Flax served in Los Angeles as Assistant U.S. Attorney from 1968 to 1972, Chief of Civil Rights from 1970 to 1971 and Assistant Chief of the Criminal Division for the United States Department of Justice from 1971 to 1972. Mr. Flax attended the University of Washington as an undergraduate and received his Juris Doctor from the University of Southern California Law School in 1967.

     STEVEN C. GOOD. Mr. Good has served as a member of the Board of Directors of the Company since its inception as a public company in October 1996. Mr. Good is the senior partner in the firm of Good Swartz & Berns, an accountancy corporation founded in 1993 which evolved from the firm of Block, Good and Gagerman, which he founded in 1976. Prior to 1976, Mr. Good was a partner first at Laventhol & Horwath, a national accounting firm, and later at Horowitz & Good. Mr. Good is a founder and past Chairman of CU Bancorp, where he directed the bank's operations from 1982 through 1989. For the past seven years he has been a member of the Board of Directors of Opto Sensors, Incorporated. Mr. Good received his Bachelor of Science in Business Administration from the University of California at Los Angeles and attended UCLA's Graduate School.

     KENNETH B. ROATH. Mr. Roath has served as a member of the Board of Directors of the Company since its inception as a public company in October 1996. Mr. Roath is currently Chairman, President and Chief Executive Officer of Health Care Property Investors, Inc., a leader in the health care REIT industry. Mr. Roath is past Chairman of the National Association of Real Estate Investment Trusts ("NAREIT") and also serves as a member of the Board of Governors and Executive Committee of NAREIT. He is a director of Franchise Finance Corporation of America. Mr. Roath received his Bachelor's Degree in accounting from San Diego State University.

                                  UNDERWRITING

     Pursuant to the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company, the Operating Partnership and A.G. Edwards & Sons, Inc. (the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 1,303,965 shares of Common Stock.

     The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $35,524,961.67. It is anticipated that the Underwriter will also participate in the distribution of units of the Trust and will receive compensation therefor.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this offering.

     If the Underwriter creates a short position in the Common Stock in connection with this offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The Underwriter is also acting as an underwriter in the Concurrent Offering of 23,000,000 shares of Common Stock for which it will receive customary compensation.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Latham & Watkins and certain legal matters, including the validity of the shares of Common Stock offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll. In addition, the description of federal income tax consequences contained in the accompanying Prospectus under the heading "Federal Income Tax Considerations" is based upon the opinion of Latham & Watkins. Latham & Watkins will rely upon the opinion of Ballard Spahr Andrews & Ingersoll as to certain matters of Maryland law. Certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P.

======================================================

  No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell, or a solicitation or an offer to buy, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus Supplement nor the accompanying Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.

                          ---------------------------

                           SUMMARY TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        -----
Prospectus Supplement Summary........     S-1
The Company..........................     S-7
Use of Proceeds......................    S-11
Price Range of Common Stock and
  Distribution History...............    S-11
Capitalization.......................    S-12
Selected Financial Data..............    S-13
Southern California Economy and
  Office Markets.....................    S-16
Properties...........................    S-22
Management...........................    S-30
Underwriting.........................    S-33
Legal Matters........................    S-33
                 PROSPECTUS
Available Information................       2
Incorporation of Certain Information
  by Reference.......................       3
Risk Factors.........................       4
The Company..........................      12
Description of Capital Stock.........      15
Use of Proceeds......................      18
Partnership Agreement................      18
Certain Provisions of Maryland Law
  and the Company's Charter and
  Bylaws.............................      22
Federal Income Tax Considerations....      24
Plan of Distribution.................      35
Experts..............................      36
Legal Matters........................      37

======================================================
======================================================

                                1,303,965 SHARES

                                  [ARDEN LOGO]

                                  COMMON STOCK
                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                          ---------------------------

                                     [LOGO]
                               FEBRUARY 18, 1998

======================================================